Exhibit 99.1

MEGA MATRIX INC.

Level 21, 88 Market Street

CapitaSpring

Singapore 048948

To the Shareholders of Mega Matrix Inc.:

You are cordially invited to attend the 2025 Extraordinary General Meeting of Mega Matrix Inc. (the “Company”) to be held on August 15, Friday, 2025 (the “Special Meeting”) at 10:30 a.m. (Singapore local time). The Special Meeting will be held at the offices of the Company located at Level 21, 88 Market Street, CapitaSpring, Singapore 048948. You may review the meeting materials on the Company’s website at https://www.megamatrix.io/sec.

Only registered holders of our Class A ordinary shares, par value US$0.001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value US$0.001 per share (“Class B Ordinary Shares”, with Class A Ordinary Shares, together, “Ordinary Shares” or “Shares”) as of the close of business on July 28, 2025 (the “Record Date”), are entitled to notice of and to vote at the Special Meeting. A notice of the Special Meeting (“Notice”), a proxy card (“Proxy Card”), and a proxy statement (“Proxy Statement”) containing information about the matters to be voted upon at the Special Meeting are enclosed.

Our activities for the fiscal year ended December 31, 2024, are included in the annual report on Form 20-F, filed with the Securities and Exchange Commission (“SEC”) on March 28, 2025 (the “Annual Report”). Upon written request to the Secretary of the Company, the Company will provide, without charge, to each person solicited a copy of the Annual Report, including the financial statements and report of independent registered public accounting firm filed therewith. The Annual Report and other reports that we file with the SEC are also available to the public from https://www.megamatrix.io/.

Whether or not you plan to attend the Special Meeting, the Company requests that you please exercise your voting rights by completing and returning your Proxy Card promptly in the enclosed self-addressed stamped envelope, or to vote your Shares online electronically at https://www.cstproxyvote.com/. If you are a registered holder of Ordinary Shares, by attending the Special Meeting and voting in person, your Proxy Card will not be used.

We are providing the accompanying Proxy Statement and accompanying Proxy Card to our shareholders in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournments of such meeting. Whether or not you plan to attend the Special Meeting, we urge you to read the Proxy Statement and sign, date and return the Proxy Card.

On behalf of our board of directors, I thank you for your support.

Sincerely,

/s/ Yucheng Hu
Yucheng Hu
Chairman of the Board and Chief Executive Officer

MEGA MATRIX INC.

Level 21, 88 Market Street

CapitaSpring

Singapore 048948

NOTICE OF THE 2025 EXTRAORDIARY GENERAL MEETING

OF

MEGA MATRIX INC.

To Be Held on August 15, 2025

Dear Shareholder:

NOTICE IS HEREBY GIVEN that the 2025 Extraordinary General Meeting of Mega Matrix Inc. (the “Company”) will be held on August 15, Friday, 2025 (the “Special Meeting”) at 10:30 a.m. (Singapore local time). The Special Meeting will be held at the offices of the Company located at Level 21, 88 Market Street, CapitaSpring, Singapore 048948. You may review the meeting materials on the Company’s website at https://www.megamatrix.io/sec.

At the Special Meeting, our shareholders will be asked to consider and if thought fit, pass the following resolutions:

Proposal No. 1: Resolved as an ordinary resolution that the authorized share capital of the Company be increased from US$120,000, divided into (i) 100,000,000 class A ordinary shares of par value US$0.001 each, (ii) 10,000,000 class B ordinary shares of par value US$0.001 each, and (iii) 10,000,000 preferred shares of par value US$0.001 each, to US$1,110,000, divided into: (i) 1,000,000,000 class A ordinary shares of par value US$0.001 each, (ii) 50,000,000 class B ordinary shares of par value US$0.001 each, (iii) 50,000,000 class C ordinary shares of par value US$0.001 each, and (iv) 10,000,000 preferred shares of par value US$0.001 each, by an addition of 900,000,000 class A ordinary shares of par value US$0.001 each, and 40,000,000 class B ordinary shares of par value US$0.001 each, and the creation of a new share class comprising of 50,000,000 class C ordinary shares of par value US$0.001 each, with the rights and privileges as set out in the proposed Third Amended and Restated Memorandum and Articles of Association of the Company with immediate effect (“Increase of Authorized Share Capital”, such proposal, the “Increase of Authorized Share Capital Proposal”).

Proposal No. 2: Resolved as a special resolution, that subject to (i) the Increase of Authorized Share Capital taking effect and (ii) the sole shareholder of the class B ordinary shares of the Company consenting to the variation of class rights of such class B ordinary shares in accordance with the Second Amended and Restated Memorandum and Articles of Association of the Company as adopted by special resolution passed on May 30 2024 (“Current MAA”), the proposed Third Amended and Restated Memorandum and Articles of Association of the Company, in the form attached as Annex A to the proxy statement, be adopted by the Company in its entirety and in substitution for, and to the exclusion of, the Current MAA with immediate effect (the “Charter Amendment Proposal”).

Proposal No. 3: Resolved as an ordinary resolution, that the Mega Matrix Inc. 2025 Equity Incentive Plan in the form set forth in Annex B to the proxy statement (the “Equity Incentive Plan”), be approved and adopted (“Equity Incentive Plan Proposal”).

Only holders of our Class A ordinary shares, par value US$0.001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value US$0.001 per share (“Class B Ordinary Shares”, with Class A Ordinary Shares, together, “Ordinary Shares” or “Shares”) as of the close of business on July 28, 2025, are entitled to notice of the Special Meeting and to vote at the meeting and any adjournments of the meeting. A complete list of our shareholders of record entitled to vote at the Special Meeting will be available for ten (10) days before the Special Meeting at our principal executive offices for inspection by shareholders during ordinary business hours for any purpose germane to the meeting.

Each of the proposals is more fully described in the accompanying Proxy Statement. We ask that you vote or date, sign and return the enclosed Proxy Card in the self-addressed stamped envelope. If you are a registered holder of Ordinary Shares, you may revoke your Proxy Card and vote in person during the meeting if you later decide to attend the meeting.

Sincerely,

/s/ Yucheng Hu
Yucheng Hu
Chairman of the Board and Chief Executive Officer
August 5, 2025

MEGA MATRIX INC.

Level 21, 88 Market Street

CapitaSpring

Singapore 048948

PROXY STATEMENT

August 5, 2025

GENERAL INFORMATION

This Proxy Statement and the accompanying Proxy Card are being mailed to shareholders of Mega Matrix Inc. (the “Company”) in connection with the solicitation of proxies by the board of directors (the “Board”) of the Company for the 2025 Extraordinary General Meeting of the Company (the “Special Meeting”) to be held on August 15, 2025, at 10:30 a.m. (Singapore local time). The Special Meeting will be held at the offices of the Company located at Level 21, 88 Market Street, CapitaSpring, Singapore 048948. Shareholders may review the meeting materials on the Company’s website at https://www.megamatrix.io/sec.

The Company’s activities for the fiscal year ended December 31, 2024, are included in the annual report on Form 20-F, filed with the Securities and Exchange Commission (“SEC”) on March 28, 2025 (the “Annual Report”).

Voting By Registered Holders of Ordinary Shares

When your Proxy Card is returned properly executed, the Ordinary Shares they represent will be voted in accordance with your specifications. You have three choices as to your vote on each of the items described in this Proxy Statement that are to be voted upon at the Special Meeting. You may vote “for” or “against” each item or “abstain” from voting by marking the appropriate box.

Voting via the Internet. To vote through the Internet before the Special Meeting, go to https://www.cstproxyvote.com/ and follow the on-screen instructions to complete an electronic Proxy Card. Please have your Proxy Card available when you access the website. You will need the information on your Proxy Card to vote your shares. We encourage you to vote via the Internet. You may vote online until 11:59 p.m. EST the day before the Special Meeting.

Voting by mail. To vote using the Proxy Card, simply complete, sign and date the Proxy Card that was delivered to you by mail and return it promptly in the envelope provided. If you return your signed Proxy Card to us before the Special Meeting, we will vote your Shares as you direct. If you sign and return your Proxy Card but do not specify any choices, you will thereby confer discretionary authority for your Ordinary Shares to be voted as recommended by the Board. The Proxy Card also confers discretionary authority on the individuals named therein to vote on any variations to the proposed resolutions.

Whether or not you plan to attend the Special Meeting , you can be assured that your Ordinary Shares are voted by completing, signing, dating and returning the enclosed Proxy Card to the attention of the Company’s chief financial officer at Level 21, 88 Market Street, CapitaSpring, Singapore 048948, not less than forty-eight (48) hours before the time appointed for the Special Meeting (or any adjournment thereof), or in the case of a poll taken subsequently to the date of the Special Meeting (or adjourned meeting), not less than forty-eight (48) hours before the time appointed for the taking of the poll, provided always that the Chairman of the Special Meeting may at his discretion direct that the form of proxy shall be deemed to have been duly deposited upon receipt of telex or cable or facsimile confirmation from the appointor that the form of proxy duly signed is in the course of transmission to the Company. You may revoke your Proxy Card at any time before it is exercised by giving written notice thereof to the Secretary of the Company, by submitting a subsequently dated Proxy Card , by attending the Special Meeting and withdrawing the Proxy Card, or by voting at the Special Meeting.

Each holder of the Ordinary Shares in the capital of the Company in issue and recorded in the Register of Members of the Company at the close of business on July 28, 2025, is entitled to vote at the Special Meeting. All such Ordinary Shares entitled to vote at the Special Meeting are referred to herein as “Record Shares.” The presence in person or by proxy of two shareholders will constitute a quorum for the transaction of business at the Special Meeting. Proposals put to the vote at the Special Meeting will be decided by a show of hands unless a poll is demanded by the Chairman of the Special Meeting or any holder of Record Shares participating in person or by proxy. Every holder of Class A Ordinary Shares participating in person or by proxy is entitled to one (1) vote for each Class A Ordinary Share, and the holder of Class B Ordinary Shares participating in person or by proxy is entitled to fifty (50) votes for each Class B Ordinary Share.

If two or more persons are jointly registered as holders of an Ordinary Share then in voting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other holders of the Ordinary Share and, for this purpose seniority, shall be determined by the order in which the names stand on the register of the Members.

Broker Non-Votes and Abstentions

Under the rules of various national and regional securities exchanges, your broker, bank or other nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or other nominee. The Proposals will be considered non-discretionary and therefore your broker, bank or other nominee cannot vote your shares without your instruction. If you do not provide instructions with your proxy, your bank, broker or other nominee may deliver a Proxy Card expressly indicating that it is NOT voting your shares; this indication that a broker, bank or other nominee is not voting your Shares is referred to as a “broker non-vote.”

With respect to the meeting, only shareholders (either present in person or by proxy, including abstentions) will be considered present for the purposes of establishing a quorum.

Certain Filings With SEC

Our activities for the fiscal year ended December 31, 2024, are included in the Annual Report. Upon written request to the Secretary of the Company, the Company will provide, without charge, to each person solicited a copy of the Annual Report, including the financial statements and report of independent registered public accounting firm contained therein. The Annual Report and other reports that we file with the SEC are also available to the public from the SEC’s website at http://www.sec.gov.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of July 9, 2025:

●	each person known to us to own beneficially more than 5% of our Ordinary Shares;

●	each of our current executive officers and directors; and

●	each of our directors and executive officers as a group.

Except as indicated in the footnotes to this table, the shareholders named in the table are known to the Company to have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable. Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership within sixty (60) days after July 9, 2025.

As of July 9, 2025, we had a total of 35,299,071 Class A Ordinary Shares outstanding and 5,933,700 Class B Ordinary Shares outstanding. Unless otherwise indicated, the business address of each of the individuals is c/o Mega Matrix Inc., Level 21, 88 Market Street, CapitaSpring, Singapore 048948.

Name and Address of Beneficial Owner(1)	Number of Class A Ordinary Shares		% of Class A Shares	Number of Class B Shares	% of Class B Shares	% of Total Voting Power
Officers and Directors
Yucheng Hu (Chairman, Chief Executive Officer, and President)	90,000	(2)	14.61%	5,933,700	100%	89.39%
Carol Wang (Chief Financial Officer and Secretary)	24,000	(3)	*	—	—	*
Qin Yao (Director)	—			—	—	—
Junyi Dai (Director)	—			—	—	—
Siyuan Zhu (Director)	—			—	—	—
Yaman Demir (Director)	—			—	—	—
All directors and executive officers as a group (6 individuals)	114,000	(2)(3)	14.67%	5,933,700	100%	%

Five Percent Stockholders
Yucheng Hu (Chairman, Chief Executive Officer, and President)	90,000	(2)	14.61%	5,933,700	100%	89.40%

*	Less than 0.1%

(1)	The address of each holder listed above, except as otherwise indicated, is c/o Mega Matrix Inc., Level 21, 88 Market Street, CapitaSpring, Singapore 048948. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. In accordance with SEC rules, shares of common stock issuable upon the exercise of options or warrants which are currently exercisable or which become exercisable within 60 days following the date of the information in this table are deemed to be beneficially owned by, and outstanding with respect to, the holder of such option or warrant. Subject to community property laws where applicable, to our knowledge, each person listed is believed to have sole voting and investment power with respect to all shares of common stock owned by such person.

(2)	Includes (i) 5,933,700 Class B Ordinary Shares that may be converted into 5,933,700 Class A Ordinary Shares by Mr. Hu at his option; and (ii) 90,000 Class A Ordinary Shares held by Mr. Yucheng Hu directly.

(3)	Includes 24,000 Class A Ordinary Shares held by Ms. Carol Wang directly.

BOARD OF DIRECTORS

The Board is responsible for establishing broad corporate policies and for overseeing the overall performance of the Company. The Board reviews significant developments affecting the Company and acts on other matters requiring its approval.

Number and Terms of Directors. The Company’s Board is comprised of only one class. Any director appointed by the Board to fill a vacancy or as an addition to the existing Board, shall, if still a director, retire at the next annual general meeting after his appointment and be eligible to stand for election as a director at such meeting or serve until their earlier death, retirement, resignation or removal, or be removed by ordinary resolution. There are no family relationships among any of the directors and executive officers. The Company’s directors have received compensation in the form of cash for their services on the Board.

The Company has an Audit Committee, a Compensation Committee and an Executive Committee of the Board, each of which is discussed below. Our Board has determined that Audit Committee and Compensation Committee members are independent under applicable NYSE and SEC rules for committee memberships.

Board Independence. A majority of the Board of the Company, consisting of Ms. Zhu, Mr. Dai and Ms. Yao, are independent directors, as defined in Section 803A of the NYSE American Company Guide. In addition, each of Ms. Zhu, Mr. Dai and Ms. Yao are members of the Board’s Audit Committee and Compensation Committee.

Audit Committee. The Audit Committee operates under a charter adopted and approved by the Board. The Audit Committee meets with the Company’s management and its independent registered public accounting firm to review internal financial information, audit plans and results, and financial reporting procedures. The current Audit Committee consists of Siyuan Zhu (Chair), Qin Yao, and Junyi Dai. The Board has determined that Siyuan Zhu, Qin Yao and Junyi Dai are independent within the meaning of Sections 803A and 803B(2) of the NYSE American Company Guide, and that Ms. Zhu is an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K promulgated by the SEC. The Audit Committee held meetings during the fiscal year ended December 31, 2024.

Compensation Committee. The Compensation Committee assists the Board in discharging its responsibilities relating to the compensation of the Company’s directors and officers and complying with disclosure requirements regarding such compensation, if and when required and in accordance with applicable SEC and stock exchange rules and regulations. The Compensation Committee operates under a charter adopted and approved by the Board. The current Compensation Committee consists of Junyi Dai (Chair), Siyuan Zhu, and Qin Yao. The Board has determined that Siyuan Zhu, Junyi Dai, and Qin Yao are independent within the meaning of Section 803A anI05(c) of the NYSE American Company Guide and Rule 10C-1(b)(1) under the Securities Exchange Act of 1934, and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. The Compensation Committee held 4 meetings during the fiscal year ended December 31, 2024.

Nominating and Governance Committee. The Company does not have a formal nominating committee. The independent directors separately consider and make recommendations to the full Board regarding any candidate being considered to serve on the Board, and the full Board’ reviews and makes determination regarding such potential candidates. In light of this practice, which is similar to the practices of many boards of directors that have a standing nominating committee, the Board believes it is unnecessary to formally establish such a committee.

Although the Company’s Board does not have a formal policy with respect to Board diversity, it strives to constitute the Board with directors who bring to our Company a variety of perspectives, cultural sensitivity, life experiences, skills, expertise, and sound business understanding and judgment derived from a broad range of business, professional, community involvement, and finance experiences, as well as directors who have skills and experience that are relevant and helpful to the Company’s industry and operations and who have the desire and capacity to actively serve.

Executive Committee. The Executive Committee has the authority to acquire, dispose of and finance investments for the Company and execute contracts and agreements, including those related to the borrowing of money by the Company, and generally exercises all other powers of the Board except for those which require action by all of the directors or the independent directors under the Certificate of Incorporation or the Bylaws of the Company, or under applicable law or stock exchange requirements. As of December 31, 2024, the current Executive Committee consisted of only one (1) director, Yucheng Hu. The Executive Committee did not meet during the fiscal year ended December 31, 2024.

PROPOSAL NO. 1

The Board is submitting to the shareholders to consider and approve a proposal, as an ordinary resolution that the authorized share capital of the Company be increased from US$120,000, divided into (i) 100,000,000 class A ordinary shares of par value US$0.001 each, (ii) 10,000,000 class B ordinary shares of par value US$0.001 each, and (iii) 10,000,000 preferred shares of par value US$0.001 each, to US$1,110,000, divided into: (i) 1,000,000,000 class A ordinary shares of par value US$0.001 each, (ii) 50,000,000 class B ordinary shares of par value US$0.001 each, (iii) 50,000,000 class C ordinary shares of par value US$0.001 each, and (iv) 10,000,000 preferred shares of par value US$0.001 each, by an addition of 900,000,000 class A ordinary shares of par value US$0.001 each, and 40,000,000 class B ordinary shares of par value US$0.001 each, and the creation of a new share class comprising of 50,000,000 class C ordinary shares of par value US$0.001 each, with the rights and privileges as set out in the proposed Third Amended and Restated Memorandum and Articles of Association of the Company (“Increase of Authorized Share Capital”).

The Increase of Authorized Share Capital Proposal

To support future fundraising opportunities and provide greater flexibility in the Company’s capital structure while allowing management to retain effective control, the Board believes it is in the Company’s best interests to increase the number of authorized shares, create a new class of Class C ordinary shares with defined rights, preferences, and privileges, and increase the authorized number of Class A ordinary shares. The creation of Class C ordinary shares with rights, preferences, and privileges as set forth in the proposed Third Amended and Restated Memorandum and Articles of Association will provide the Company with additional capital structure flexibility while preserving management’s control.

Increasing the authorized share capital to US$1,110,000 with the introduction of Class C ordinary shares and expanded Class A shares positions the Company to raise capital efficiently in future fundraising activities. This expanded capital base gives the Company the ability to issue shares tailored to different investor profiles without immediately diluting management’s influence.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE INCREASE OF AUTHORIZED SHARE CAPITAL PROPOSAL.

Vote Required for Approval

This proposal requires an ordinary resolution under Cayman Islands law, namely a resolution of a duly constituted general meeting of the Company passed by a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote.

Our chairman, Yucheng Hu, intends to vote all of his ordinary shares in favor of this proposal, which constitutes approximately 89.39% of the total voting power of the Company.

Full Text of the Resolution

“Resolved as an ordinary resolution that the authorized share capital of the Company be increased from US$120,000, divided into (i) 100,000,000 class A ordinary shares of par value US$0.001 each, (ii) 10,000,000 class B ordinary shares of par value US$0.001 each, and (iii) 10,000,000 preferred shares of par value US$0.001 each, to US$1,110,000, divided into: (i) 1,000,000,000 class A ordinary shares of par value US$0.001 each, (ii) 50,000,000 class B ordinary shares of par value US$0.001 each, (iii) 50,000,000 class C ordinary shares of par value US$0.001 each, and (iv) 10,000,000 preferred shares of par value US$0.001 each, by an addition of 900,000,000 class A ordinary shares of par value US$0.001 each, and 40,000,000 class B ordinary shares of par value US$0.001 each, and the creation of a new share class comprising of 50,000,000 class C ordinary shares of par value US$0.001 each, with the rights and privileges as set out in the proposed Third Amended and Restated Memorandum and Articles of Association of the Company with immediate effect.”

OUR BOARD UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE INCREASE OF AUTHORIZED SHARE CAPITAL PROPOSAL. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE INCREASE OF AUTHORIZED SHARE CAPITAL PROPOSAL.

PROPOSAL NO. 2

The Board is submitting to the shareholders to consider and approve a proposal, as a special resolution, that the proposed Third Amended and Restated Memorandum and Articles of Association of the Company (“Amended MAA”) in its entirety and in substitution for and to the exclusion of the Second Amended and Restated Memorandum and Articles of Association of the Company as adopted by special resolution passed on May 30 2024 (“Current MAA”).

The Amended MAA will include (i) the consequential revisions reflecting the Increase of Authorized Share Capital and the relevant shareholder rights of class C ordinary shares, (ii) the amendment of provisions of the Current MAA to vary certain existing shareholder rights of Class B Ordinary Shares, and (iii) some other amendments, including update of certain definitions.

Charter Amendment Proposal

The purposes of the Charter Amendment Proposal are to reflect the Increase of Authorized Share Capital and the relevant shareholder rights of class C ordinary shares, and to amend the rights, preferences and privileges of Class B Shares, mainly as follows:

●	The authorized share capital of the Company will be increased to US$1,110,000, divided into: (i) 1,000,000,000 class A ordinary shares of par value US$0.001 each, (ii) 50,000,000 class B ordinary shares of par value US$0.001 each, (iii) 50,000,000 class C ordinary shares of par value US$0.001 each, and (iv) 10,000,000 preferred shares of par value US$0.001 each, by an addition of 900,000,000 class A ordinary shares of par value US$0.001 each, and 40,000,000 class B ordinary shares of par value US$0.001 each, and the creation of a new share class comprising of 50,000,000 class C ordinary shares of par value US$0.001 each.

●	The number of votes on matters subject to a vote at general meeting of the Company each Class B Ordinary Share is entitled to will be increased from fifty (50) votes to one hundred (100) votes.

●	Each Class C Ordinary Shares shall be entitled to fifty (50) votes (compared to one vote per Class A Ordinary Share and one hundred votes per Class B Ordinary Share) on all matters subject to a vote at general meetings of the Company.

●	(i) Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share or one (1) Class C Ordinary Shares at the option of the holder thereof at any time after issuance and without the payment of any additional sum, and (ii) each Class C Ordinary Share is convertible into one (1) Class A Ordinary Share at the option of the holder thereof at any time after issuance and without the payment of any additional sum.

●	Management Shareholder is now defined to include Mr. Yucheng Hu and/or Mr. Yaman Demir, including affiliates of such persons. Prior to this Proposal 1, Management Shareholder is only defined as Mr. Yucheng Hu.

●

Both Class B Ordinary Shares and Class C Ordinary Shares will be subject to automatic conversion into Class A Ordinary Shares upon the occurrence of certain events, including transfers to non-management shareholders or the holder ceasing to serve as a director, officer or employee.

●	Eliminating the automatic conversion of Class B Ordinary Shares or Class C Ordinary Shares into Class A Ordinary Shares upon falling below a specified ownership threshold.

●	Class A Ordinary Shares are not convertible into Class B Ordinary Shares and/or Class C Shares under any circumstances.

●	Except for voting rights and conversion rights as set out, the Class A Ordinary Shares, Class B Ordinary Shares and the Class C Ordinary Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE CHARTER AMENDMENT PROPOSAL.

Vote Required for Approval

This proposal requires the shareholders’ approval by way of a special resolution under Cayman Islands law, namely a resolution of a general meeting or a resolution of a meeting of the holders of any class of Shares in a class meeting duly constituted in accordance with the Current MAA in each case passed by a majority of not less than two-thirds of shareholders who (being entitled to do so) vote in person or by proxy at that meeting.

Our chairman, Yucheng Hu, intends to vote all of his ordinary shares in favor of this Charter Amendment Proposal, which constitutes approximately 89.39% of the total voting power of the Company.

Full Text of the Resolution

“Resolved as a special resolution, that subject to (i) the Increase of Authorized Share Capital taking effect and (ii) the sole shareholder of the class B ordinary shares of the Company consenting to the variation of class rights of such class B ordinary shares in accordance with the Second Amended and Restated Memorandum and Articles of Association of the Company as adopted by special resolution passed on May 30 2024 (“Current MAA”), the proposed Third Amended and Restated Memorandum and Articles of Association of the Company, in the form attached as Annex A to the proxy statement, be adopted by the Company in its entirety and in substitution for and to the exclusion of the Current MAA with immediate effect.”

OUR BOARD UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER Amendment PROPOSAL. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE CHARTER Amendment PROPOSAL.

PROPOSAL NO. 3

Background of the Equity Incentive Plan

Our Board has unanimously approved and adopted the Mega Matrix Inc. 2025 Equity Incentive Plan (the “Equity Incentive Plan”), and our Board has unanimously approved and recommended that our shareholders approve and adopt the Equity Incentive Plan. (the “Equity Incentive Plan Proposal”)

The principal features of the Equity Incentive Plan are summarized below, but the summary is qualified in its entirety by reference to the complete text of the Equity Incentive Plan document, which is attached as Annex B to this proxy statement.

Our 2025 Equity Incentive Plan, or the Plan, was approved by our Board on July 31, 2025. Our Board and management all believe that in order to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants, and to promote the success of the Company’s business, we will need to have the flexibility to grant restricted shares, share options, and other equity instruments. The Board believes that equity incentive compensation is also an important component of our overall compensation and incentive strategy for employees, directors, officers and consultants. Without a broad based equity plan, we believe that we will be impaired in our efforts to hire new executives of the caliber that we believe is required, and will not be able to offer competitive packages to retain such executives.

The Company will reserve such number of Class A ordinary shares authorized for issuance as will be sufficient to satisfy the requirements of the Plan. Currently there are no shares or options granted under the Plan. We will refer to such issuable Class A ordinary shares herein as “Ordinary Shares.”

The following is a brief summary of the Plan. This summary is qualified in its entirety by reference to the text of the Plan, a copy of which is attached as Annex B to this proxy statement.

Summary of the 2025 Equity Incentive Plan

The principal provisions of the Plan are summarized below. This summary is not a complete description of all of the Plan’s provisions, and is qualified in its entirety by reference to the Plan which is attached as Annex B to this proxy statement. Capitalized terms in this summary not defined in this proxy statement have the meanings set forth in the Plan.

Structure. The Plan allows for the grant of Incentive Stock Options, Non-statutory Share Options, Restricted Shares, Share Appreciation Rights, Restricted Shares, Restricted Share Units, Performance Units, Performance Shares, and Other Share Based Awards (collectively, the “Awards”).

Number of shares. Subject to adjustment as provided in the Plan, the maximum aggregate number of Ordinary Shares that may be issued under the Plan shall equal 8,000,000 (eight million) Ordinary Shares; provided that the maximum number of shares that may be issued through Incentive Stock Options under the Plan is set at 8,000,000 (eight million). The Ordinary Shares subject to the Plan may be authorized, but unissued, or reacquired Ordinary Shares. Subject to the adjustments provided in Section 15 of the Plan, no contraction of the number of ordinary shares outstanding will affect the validity or enforceability of any awards then outstanding.

The number of Ordinary Shares available for issuance under the Plan includes an automatic annual increase, or the evergreen feature, on the first day of each of calendar year, beginning on January 1, 2026 and continuing until (and including) January 1, 3035, equal to the lessor of: (i) ten percent (10%) of the total number of Ordinary Shares issued and outstanding on December 31 of the calendar year immediately preceding the date of such increase, and (ii) a number of Ordinary Shares determined by the Board.

The evergreen feature and any provisions that are or would create a “evergreen formula” plan for purposes of the NYSE American Company Guide operates only until the ten-year anniversary of the earlier of the initial adoption of the Plan by our Board of directors or the approval of the Plan by our shareholders, and therefore no automatic share reserve increase under the evergreen feature will be added after the increase on January 1, 2035.

Administration. Authority to control and manage the operation and administration of the Plan will be vested with the Board or the compensation committee of our Board (“Committee”), or such other committee of at least two persons as the Board shall designate. To the extent desirable to qualify transactions under the Plan as exempt under Rule 16b-3, the transactions contemplated under the Plan will be structured to satisfy the requirements for exemption under Rule 16b-3. The Administrator may expressly delegate to a special committee, consisting of one or more directors who may but need not be an officer, to designate recipients of Awards and to determine the number of such Awards to be granted. The Administrator has the authority to interpret the Plan and the rights underlying any grants or awards made subject to the Plan. Any decision or action of the Administrator in connection with the Plan is final and binding.

Term. The Plan will become effective pursuant to the resolution adopting the Plan by the Board. It will continue in effect for a term of ten (10) years unless terminated earlier under Section 18 of the Plan.

Amendment and Termination of the Plan. The Board may at any time amend, alter, suspend or terminate the Plan.

Eligibility. Non-statutory Share Options, Restricted Shares, Share Appreciation Rights, Performance Units, Performance Shares, Restricted Share Units and Other Share Based Awards may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

Annual Non-Employee Director Compensation Limitation. Any individual director who is not an employee in any fiscal year shall be granted compensation for service having an aggregate maximum value (computed as of the date of grant in accordance with applicable financial accounting rules) exceeding $1,000,000.

Share Options. Incentive and Non-statutory Share Options (each, an “Option”) may be granted under the Plan, with an exercise price that may not be less than 100% of the fair market value of our Ordinary Shares on the date of grant. The Administrator shall further determine the number of Ordinary Shares subject to the Option, the exercise price of the Option, the period during which the option may vest and be exercised, and all other terms and conditions of the Option. An Option may not be exercised for a fraction of an Ordinary Share. Each Option will be designated in the award agreement as either an Incentive Stock Option or a Non-statutory Share Option.

With respect to Incentive Stock Option, the term will be ten (10) years from the date of grant or such shorter term as may be provided in the Award Agreement. Notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Ordinary Shares with respect to which Incentive Stock Options are exercisable for the first time by a participant during any calendar exceeds $100,000, such Options will be treated as Non-statutory Share Options. In the case of an Incentive Stock Option granted to a participant who at the time of grant owns shares representing more than ten percent (10%) of the total combined voting power of all of our classes of shares, the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant.

Restricted shares and restricted share units. The Administrator may grant restricted shares and restricted share units to Service Provides. A restricted share unit may consist of a restricted share, performance share, or performance unit award that the Administrator, in its sole discretion, permits to be paid out in installments or on a deferred basis, in accordance with rules and procedures established by the Administrator, subject to compliance with Section 409A of the Code. In the case of restricted shares, the Administrator shall, in its sole discretion, determine the applicable restrictions, the number of Ordinary Shares granted, and such other terms and conditions which shall be evidenced by an award agreement. Subject to these restrictions and the other requirements of the Plan, a participant receiving restricted shares may exercise the voting rights applicable to those restricted shares, unless the applicable award agreement provides otherwise.

Share appreciation rights. A share appreciation right, or SAR, is a right to receive, without payment to the Company, a number of shares, cash or any combination thereof, the amount of which is equal to the aggregate amount of the appreciation in the ordinary shares as to which the SAR is exercised. Each SAR grant will be evidenced by an Award Agreement. The Administrator has the discretion to determine the number of shares as to which an SAR will relate as well as the duration and exercisability of an SAR.

Performance units and performance shares. Performance units and performance shares may be granted under the Plan. Performance units and performance shares are awards that will result in a payment to a participant if performance goals or other criteria established by the administrator are achieved or the awards otherwise vest. Each award of performance units or performance shares will be evidenced by an award agreement specifying the number of units or Ordinary Shares (as applicable), any vesting conditions, the performance period, and other terms and conditions of the award, as determined by the Administrator, subject to the terms and conditions of the Plan. The Administrator may set performance objectives based upon the achievement of Company-wide, divisional, or individual goals, applicable securities laws, or any other basis determined by the Administrator in its discretion.

Other share base awards. Other share base awards consist of other awards that are valued in whole or in parts by reference to, or are otherwise based on, ordinary shares of the Company and are created by the Administrator that may be granted to participants in the Plan either alone, in addition to, or in tandem with, other Awards granted under the Plan and/or cash awards made outside the Plan.

Transferability of awards. Unless the Administrator provides otherwise, the Plan generally does not allow for the transfer of awards other than by will or by the laws of descent and distribution, and only the recipient of an award may exercise such an award during his or her lifetime. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

Certain adjustments. In the event that any dividend or other distribution (whether in the form of cash, Ordinary Shares, other securities, or other property), recapitalization, share capitalization, share subdivision, share consolidation, reorganization, merger, consolidation, spin-off, combination, repurchase, or exchange of Ordinary Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Ordinary Shares occurs such that an adjustment is determined by the Administrator, in its sole discretion, to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Administrator shall, in such manner as it may deem equitable, adjust the number and class of Ordinary Shares which may be issued under the Plan, the number, class and price of Ordinary Shares subject to outstanding Awards, and the numerical limits of the Plan. Notwithstanding the preceding, the number of Ordinary Shares subject to any Award always shall be a whole number.

Winding-Up, Liquidation and Dissolution. In the event of the proposed winding up, liquidation and dissolution of the Company, the Administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for a participant to have the right to exercise his or her Award, to the extent applicable, until ten (10) days prior to such transaction as to all of the Awarded Shares covered thereby, including Ordinary Shares as to which the Award would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase Option or forfeiture rights applicable to any Award shall lapse, and that any Award vesting shall accelerate, provided the proposed winding up, liquidation and dissolution n takes place at the time and in the manner contemplated. To the extent it has not been previously vested and, if applicable, exercised, an Award will terminate immediately prior to the consummation of such proposed action.

Change in control. In the event of a change in control, as defined under the Plan, each outstanding award will be treated as the administrator determines, including, without limitation, that each award be assumed or an equivalent option or right substituted by the successor corporation or a parent or subsidiary of the successor corporation, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at the target levels and all other terms and conditions met, and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The Administrator will notify participants regarding the exercisability of their awards over such period. Awards that become exercisable for such period will then terminate upon the expiration of such period. If the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, then his or her awards will fully vest, all restrictions on such awards will lapse, all performance goals or other vesting criteria applicable to such awards will be deemed achieved at the target levels and all other terms and conditions met, and such awards will become fully exercisable (if applicable).

U.S. Federal Income Tax Matters

The following paragraphs are a summary of the general U.S. federal income tax consequences to U.S. taxpayers of equity awards granted under the Plan. Tax consequences for any particular individual may be different.

Non-statutory share options. No taxable income is recognized by an option holder upon the grant or vesting of an Non-statutory Share Option, provided the Non-statutory Share Option does not have a readily ascertainable fair market value. If the Non-statutory Share Option does not have a readily ascertainable fair market value, the option holder will generally recognize ordinary income in the year in which the option is exercised equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares. If the option holder is an employee or former employee, the option holder will be required to satisfy the tax withholding requirements applicable to such income. Upon resale of the purchased shares, any subsequent appreciation or depreciation in the value of the shares will be treated as short-term or long-term capital gain or loss depending on how long the shares were held by the option holder.

Incentive stock options. No taxable income is recognized by an option holder upon the grant or vesting of an Incentive Stock Option, and no taxable income is recognized at the time an Incentive Stock Option is exercised unless the option holder is subject to the alternative minimum tax. The excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares is includable in alternative minimum taxable income. If the option holder holds the purchased shares for more than one year after the date the Incentive Stock Option was exercised and more than two years after the Incentive Stock Option was granted (the “required ISO holding periods”), then the option holder will generally recognize long-term capital gain or loss upon disposition of such shares. The gain or loss will equal the difference between the amount realized upon the disposition of the shares and the exercise price paid for such shares. If the option holder disposes of the purchased shares before satisfying either of the required ISO holding periods, then the option holder will recognize ordinary income equal to the fair market value of the shares on the date the Incentive Stock Option was price paid for the shares (or, if less, the amount realized on a sale of such shares). Any additional gain will be a capital gain and will be treated as short-term or long-term capital gain depending on how long the shares were held by the option holder.

Share appreciation rights. In general, no taxable income results upon the grant of a SAR. A participant will generally recognize ordinary income in the year of exercise equal to the value of the shares or other consideration received. In the case of a current or former employee, this amount is subject to income tax withholding. Upon resale of the shares acquired pursuant to a SAR, any subsequent appreciation or depreciation in the value of the shares will be treated as short-term or long-term capital gain or loss depending on how long the shares were held by the recipient.

Restricted share awards. A participant who receives an award of restricted stock generally does not recognize taxable income at the time of the award. Instead, the participant recognizes ordinary income when the shares vest, subject to withholding if the participant is an employee or former employee. The amount of taxable income is equal to the fair market value of the shares on the vesting date(s) less the amount, if any, paid for the shares. Alternatively, a participant may make a one-time election to recognize income at the time the participant receives restricted stock in an amount equal to the fair market value of the restricted stock (less any amount paid for the shares) on the date of the award by making an election under Section 83(b) of the Code.

Restricted share unit. In general, no taxable income results upon the grant of a restricted share unit. The recipient will generally recognize ordinary income, subject to withholding if the recipient is an employee or former employee, equal to the fair market value of the shares that are delivered to the recipient upon settlement of the restricted share unit(s). Upon resale of the shares acquired pursuant to a restricted share unit, any subsequent appreciation or depreciation in the value of the shares will be treated as short-term or long-term capital gain or loss depending on how long the shares were held by the recipient.

Other awards. A participant generally will not have taxable income at the time an award of restricted shares, restricted share units, performance units, or performance shares are granted. Instead, he or she generally will recognize ordinary income in the first taxable year in which his or her interest in the shares underlying the award becomes either (i) freely transferable, or (ii) no longer subject to substantial risk of forfeiture. However, the recipient of a restricted share award may elect to recognize income at the time he or she receives the award in an amount equal to the fair market value of the shares underlying the award (less any cash paid for the shares) on the date the award is granted.

Section 409A. The Plan and all Awards granted under the Plan are intended to comply with, or otherwise be exempt from, the requirements of Section 409A of the Code. The Plan and all Awards granted under the Plan shall be administered, interpreted, and construed in a manner consistent with Section 409A of the Code to the extent necessary to avoid the imposition of additional taxes under Section 409A(a)(1)(B) of the Code. Notwithstanding anything in the Plan to the contrary, in no event shall the Administrator exercise its discretion to accelerate the payment or settlement of an Award where such payment or settlement constitutes deferred compensation within the meaning of Section 409A of the Code unless, and solely to the extent that, such accelerated payment or settlement is permissible under Section 1.409A-3(j)(4) of the Treasury Regulations. If a participant is a “specified employee” (within the meaning of Section 1.409A-1(i) of the Treasury Regulations) at any time during the twelve (12)-month period ending on the date of his or her termination of employment, and any Award hereunder subject to the requirements of Section 409A of the Code is to be satisfied on account of the participant’s termination of employment, satisfaction of such Award shall be suspended until the date that is six (6) months after the date of such termination of employment.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF U.S. FEDERAL INCOME TAXATION WITH RESPECT TO THE GRANT AND EXERCISE OF AWARDS UNDER THE PLAN. IT DOES NOT PURPORT TO BE COMPLETE, AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF AN INDIVIDUAL’S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH ANY ELIGIBLE INDIVIDUAL MAY RESIDE.

Plan Benefits

The awards that may be granted under the Plan to any participant or group of participants are indeterminable at the date of this information statement because participation and the types of awards that may be granted under the Plan are subject to the discretion of the Administrator. No awards will be granted under the Plan before the meeting and unless the Plan is approved by our shareholders.

Interest of Certain Persons in the Equity Incentive Plan

Shareholders should understand that our executive officers and non-employee directors may be considered to have an interest in the approval of the Equity Incentive Plan because they may in the future receive Awards under it. Nevertheless, our Board believes that it is important to provide incentives and rewards for superior performance and the retention of experienced directors by implementing the Equity Incentive Plan.

Awards

The grant of options and other equity or cash awards under the Equity Incentive Plan is discretionary and we cannot determine now the specific number or type of equity or cash awards to be granted in the future to any particular person or group. Any such grants of Awards will be made in the sole discretion of the Administrator, in such amounts and to such persons, as the Administrator deems appropriate.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE Equity Incentive Plan Proposal.

Vote Required for Approval

This proposal requires an ordinary resolution under Cayman Islands law, namely a resolution of a duly constituted general meeting of the Company passed by a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote.

Our chairman, Yucheng Hu, intends to vote all of his ordinary shares in favor of this proposal, which constitutes approximately 89.39% of the total voting power of the Company.

Full Text of the Resolution

“Resolved as an ordinary resolution that the Mega Matrix Inc. 2025 Equity Incentive Plan in the form set forth in Annex B to the proxy statement be approved and adopted in all respects.”

OUR BOARD UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE Equity Incentive Plan Proposal. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPROVAL OF THE Equity Incentive Plan PROPOSAL.

GENERAL

As of the date of this Proxy Statement, the Board has no knowledge of any business which has been presented for consideration at the Special Meeting other than that described above.

Present officers, directors and other employees of the Company may solicit proxies by telephone, telecopy, telegram or mail, or by meetings with shareholders or their representatives. The Company will reimburse brokers, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy materials to beneficial owners. All expenses of solicitation of proxies will be borne by the Company.

By Order of the Board of Directors,

/s/ Yucheng Hu
Yucheng Hu
Chairman of the Board and Chief Executive Officer

Dated: August 5, 2025

ANNEX A

THE THIRD AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

Companies Act (Revised)

Company Limited by Shares

Mega Matrix Inc.

THIRD AMENDED AND RESTATED memorandum of association (Adopted by Special Resolution passed on [DATE])

Companies Act (Revised)

Company Limited by Shares

Third Amended and Restated Memorandum of Association

of

Mega Matrix Inc.

(Adopted by Special Resolution passed on [DATE])

1	The name of the Company is Mega Matrix Inc..

2	The Company’s registered office will be situated at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

3	The Company’s objects are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

4	The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27 (2) of the Companies Act (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

5	Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:

(a)	the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Act (Revised); or

(b)	insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Act (Revised); or

(c)	the business of company management without being licensed in that behalf under the Companies Management Act (Revised).

6	Unless licensed to do so, the Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

2

7	The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member’s shares.

8	The share capital of the Company is USD1,110,000, divided into: (i) 1,000,000,000 class A ordinary shares of par value USD0.001 each, (ii) 50,000,000 class B ordinary shares of par value USD0.001 each, (iii) 50,000,000 class C ordinary shares of par value USD0.001 each, and (iv) 10,000,000 preferred shares of par value USD0.001 each. Subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)	to redeem or repurchase any of its shares; and

(b)	to increase or reduce its capital; and

(c)	to issue any part of its capital (whether original, redeemed, increased or reduced):

(i)	with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)	subject to any limitations or restrictions

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; or

(d)	to alter any of those rights, privileges, conditions, limitations or restrictions.

9	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

3

Companies Act (Revised) Company Limited By Shares Mega Matrix Inc.

THIRD AMENDED AND RESTATED articles of association (Adopted by Special Resolution passed on [DATE])

Contents

1	Definitions, interpretation and exclusion of Table A	1
Definitions		1
Interpretation		5
Exclusion of Table A Articles		6

2	Shares	6
Power to issue Shares and options, with or without special rights		6
Power to pay commissions and brokerage fees		7
Trusts not recognised		8
Security interests		8
Rights of Class A Shares, Class B Shares and Class C Shares		8
Power to vary class rights		10
Effect of new Share issue on existing class rights		10
No bearer Shares or warrants		10
Treasury Shares		11
Rights attaching to Treasury Shares and related matters		11
Register of Members		11
Annual Return		12

3	Share certificates	12
Issue of share certificates		12
Renewal of lost or damaged share certificates		12

4	Lien on Shares	13
Nature and scope of lien		13
Company may sell Shares to satisfy lien		13
Authority to execute instrument of transfer		13
Consequences of sale of Shares to satisfy lien		14
Application of proceeds of sale		14

5	Calls on Shares and forfeiture	14
Power to make calls and effect of calls		14
Time when call made		15
Liability of joint holders		15
Interest on unpaid calls		15
Deemed calls		15
Power to accept early payment		15
Power to make different arrangements at time of issue of Shares		16
Notice of default		16
Forfeiture or surrender of Shares		16
Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender		16
Effect of forfeiture or surrender on former Member		17
Evidence of forfeiture or surrender		17
Sale of forfeited or surrendered Shares		17

6	Transfer of Shares	18
Right to transfer		18
Power to refuse registration for Shares not listed on a Designated Stock Exchange		18
Suspension of transfers		18
Company may retain instrument of transfer		19
Notice of refusal to register		19

A-i

7	Transmission of Shares	19
Persons entitled on death of a Member		19
Registration of transfer of a Share following death or bankruptcy		19
Indemnity		20
Rights of person entitled to a Share following death or bankruptcy		20

8	Alteration of capital	20
Increasing, consolidating, converting, dividing and cancelling share capital		20
Dealing with fractions resulting from consolidation of Shares		21
Reducing share capital		21

9	Redemption and purchase of own Shares	21
Power to issue redeemable Shares and to purchase own Shares		21
Power to pay for redemption or purchase in cash or in specie		22
Effect of redemption or purchase of a Share		22

10	Meetings of Members	22
Annual and extraordinary general meetings		22
Power to call meetings		23
Content of notice		23
Period of notice		24
Persons entitled to receive notice		24
Accidental omission to give notice or non-receipt of notice		24

11	Proceedings at meetings of Members	25
Quorum		25
Lack of quorum		25
Chairman		25
Right of a Director to attend and speak		26
Accommodation of Members at meeting		26
Security		26
Adjournment		26
Method of voting		27
Outcome of vote by show of hands		27
Withdrawal of demand for a poll		27
Taking of a poll		27
Chairman’s casting vote		28
Written resolutions		28
Sole-Member Company		28

12	Voting rights of Members	29
Right to vote		29
Rights of joint holders		29
Representation of corporate Members		29
Member with mental disorder		30
Objections to admissibility of votes		30
Form of proxy		30
How and when proxy is to be delivered		31
Voting by proxy		33

13	Number of Directors	33

14	Appointment, disqualification and removal of Directors	33
First Directors		33
No age limit		33
Corporate Directors		33
No shareholding qualification		33

A-ii

Appointment of Directors		33
Board’s power to appoint Directors		34
Removal of Directors		34
Resignation of Directors		34
Termination of the office of Director		34

15	Alternate Directors	35
Appointment and removal		35
Notices		36
Rights of alternate Director		36
Appointment ceases when the appointor ceases to be a Director		36
Status of alternate Director		36
Status of the Director making the appointment		36

16	Powers of Directors	37
Powers of Directors		37
Directors below the minimum number		37
Appointments to office		37
Provisions for employees		38
Exercise of voting rights		38
Remuneration		38
Disclosure of information		39

17	Delegation of powers	39
Power to delegate any of the Directors’ powers to a committee		39
Local boards		40
Power to appoint an agent of the Company		40
Power to appoint an attorney or authorised signatory of the Company		40
Borrowing Powers		41
Corporate Governance		41

18	Meetings of Directors	41
Regulation of Directors’ meetings		41
Calling meetings		41
Notice of meetings		41
Use of technology		42
Quorum		42
Chairman or deputy to preside		42
Voting		42
Recording of dissent		42
Written resolutions		43
Validity of acts of Directors in spite of formal defect		43

19	Permissible Directors’ interests and disclosure	43

20	Minutes	45

21	Accounts and audit	45
Auditors		45

22	Record dates	46

23	Dividends	46
Source of dividends		46
Declaration of dividends by Members		46
Payment of interim dividends and declaration of final dividends by Directors		47
Apportionment of dividends		47

A-iii

Right of set off		48
Power to pay other than in cash		48
How payments may be made		48
Dividends or other monies not to bear interest in absence of special rights		49
Dividends unable to be paid or unclaimed		49

24	Capitalisation of profits	49
Capitalisation of profits or of any share premium account or capital redemption reserve;		49
Applying an amount for the benefit of Members		50

25	Share Premium Account	50
Directors to maintain share premium account		50
Debits to share premium account		50

26	Seal	50
Company seal		50
Duplicate seal		50
When and how seal is to be used		51
If no seal is adopted or used		51
Power to allow non-manual signatures and facsimile printing of seal		51
Validity of execution		51

27	Indemnity	52
Release		52
Insurance		52

28	Notices	53
Form of notices		53
Electronic communications		53
Persons entitled to notices		54
Persons authorised to give notices		54
Delivery of written notices		54
Joint holders		55
Signatures		55
Giving notice to a deceased or bankrupt Member		55
Date of giving notices		56
Saving provision		56

29	Authentication of Electronic Records	56
Application of Articles		56
Authentication of documents sent by Members by Electronic means		56
Authentication of document sent by the Secretary or Officers of the Company by Electronic means		57
Manner of signing		57
Saving provision		57

30	Transfer by way of continuation	58

31	Winding up	58
Distribution of assets in specie		58
No obligation to accept liability		59

32	Amendment of Memorandum and Articles	59
Power to change name or amend Memorandum		59
Power to amend these Articles		59

A-iv

Companies Act (Revised)

Company Limited by Shares

Third Amended and Restated Articles of Association

of

Mega Matrix Inc.

(Adopted by Special Resolution passed on [DATE])

1	Definitions, interpretation and exclusion of Table A

Definitions

1.1	In these Articles, the following definitions apply:

Act means the Companies Act (Revised) of the Cayman Islands, including any statutory modification or re-enactment thereof for the time being in force;

Affiliate means in respect of a person or entity, any other person or entity that, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such person or entity, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law, son-in-law, daughter-in-law and brothers and sisters-in-law, a trust solely for the benefit of any of the foregoing, a company, partnership or entity wholly owned by one or more of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation, a trust, an incorporated or unincorporated association, a joint venture, a limited liability company, a joint stock company, or any natural person or other entity of any kind which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” in this definition shall mean the ownership, directly or indirectly, of securities possessing more than fifty percent (50%) of the voting power of the corporation, or the partnership or other entity (other than, in the case of corporation, securities having such power only by reason of the happening of a contingency not within the reasonable control of such partnership, corporation, natural person or entity), or having the power to control such corporation, partnership or other entity including, but not limited to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;

Applicable Law means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person;

Articles means, as appropriate:

(a)	these articles of association as amended from time to time: or

(b)	two or more particular articles of these Articles;

and Article refers to a particular article of these Articles;

Auditors means the auditor or auditors for the time being of the Company;

Board means the board of Directors from time to time;

Business Day means a day when banks in Grand Cayman, the Cayman Islands are open for the transaction of normal banking business and for the avoidance of doubt, shall not include a Saturday, Sunday or public holiday in the Cayman Islands;

Cayman Islands means the British Overseas Territory of the Cayman Islands;

Class A Shares means the class A ordinary shares of the Company with a par value of USD0.001 each, which have the rights set forth in the Memorandum and these Articles;

Class B Shares means the class B ordinary shares of the Company with a par value of USD0.001 each, which have the rights set forth in the Memorandum and these Articles;

Class C Shares means the class C ordinary shares of the Company with a par value of USD0.001 each, which have the rights set forth in the Memorandum and these Articles;

Clear Days, in relation to a period of notice, means that period excluding:

(a)	the day when the notice is given or deemed to be given; and

(b)	the day for which it is given or on which it is to take effect;

Commission means Securities and Exchange Commission of the United States of America or other federal agency for the time being administering the U.S. Securities Act;

Company means the above-named company;

Conversion Date means in respect of the conversion of Class B Shares into Class A Shares or Class C Shares (as the case may be) or the conversion of Class C Shares into Class A Shares, the day on which the Conversion Notice is delivered to the Company;

Conversion Notice means a written notice delivered to the Company at its Office (and as otherwise stated therein) stating that a holder of Class B Shares or Class C Shares (as the case may be) elects to convert the number of Class B Shares or Class C Shares (as the case may be) specified therein into the same number of Class A Shares or Class C Shares (as the case may be) pursuant to Article 2.10;

Default Rate means ten per cent per annum;

Designated Stock Exchanges means NYSE American in the United States of America for so long as the Company’s Shares are there listed and any other stock exchange on which the Company’s Shares are listed for trading;

Designated Stock Exchange Rules means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchanges;

Directors means the directors for the time being of the Company and the expression Director shall be construed accordingly;

Electronic has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands;

Electronic Record has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands;

Electronic Signature has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands;

Fully Paid Up means:

(a)	in relation to a Share with par value, means that the par value for that Share and any premium payable in respect of the issue of that Share, has been fully paid or credited as paid in money or money’s worth; and

(b)	in relation to a Share without par value, means that the agreed issue price for that Share has been fully paid or credited as paid in money or money’s worth;

General Meeting means a general meeting of the Company duly constituted in accordance with the Articles;

Independent Director means a Director who is an independent director as defined in the Designated Stock Exchange Rules as determined by the Board;

Management Shareholder means Mr. Yucheng Hu and/or Mr. Yaman Demir, each a director of the Company, including any Affiliate of such person;

Member means any person or persons entered on the register of Members from time to time as the holder of a Share;

Memorandum means the memorandum of association of the Company as amended from time to time;

month means a calendar month;

Officer means a person appointed to hold an office in the Company including a Director, alternate Director or liquidator and excluding the Secretary;

Ordinary Resolution means a resolution of a duly constituted general meeting of the Company passed by a simple majority of the votes cast by, or on behalf of, the Members entitled to vote. The expression also includes a written resolution passed by the requisite majority in accordance with Article 11.19;

Partly Paid Up means:

(a)	in relation to a Share with par value, that the par value for that Share and any premium payable in respect of the issue of that Share, has not been fully paid or credited as paid in money or money’s worth; and

(b)	in relation to a Share without par value, means that the agreed issue price for that Share has not been fully paid or credited as paid in money or money’s worth;

Preferred Shares means the preferred shares of the Company with a par value of USD0.001 each in the share capital of the Company;

Secretary means a person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary;

Share means an Ordinary Share or a Preferred Share in the capital of the Company and the expression:

(a)	includes stock (except where a distinction between shares and stock is expressed or implied); and

(b)	where the context permits, also includes a fraction of a Share;

Special Resolution means a resolution of a General Meeting or a resolution of a meeting of the holders of any class of Shares in a class meeting duly constituted in accordance with the Articles in each case passed by a majority of not less than two-thirds of Members who (being entitled to do so) vote in person or by proxy at that meeting. The expression includes a unanimous written resolution;

Treasury Shares means Shares held in treasury pursuant to the Act and Article 2.19; and

U.S. Securities Act means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

Interpretation

1.2	In the interpretation of these Articles, the following provisions apply unless the context otherwise requires:

(a)	A reference in these Articles to a statute is a reference to a statute of the Cayman Islands as known by its short title, and includes:

(i)	any statutory modification, amendment or re-enactment; and

(ii)	any subordinate legislation or regulations issued under that statute.

Without limitation to the preceding sentence, a reference to a revised Act of the Cayman Islands is taken to be a reference to the revision of that Act in force from time to time as amended from time to time.

(b)	Headings are inserted for convenience only and do not affect the interpretation of these Articles, unless there is ambiguity.

(c)	If a day on which any act, matter or thing is to be done under these Articles is not a Business Day, the act, matter or thing must be done on the next Business Day.

(d)	A word which denotes the singular also denotes the plural, a word which denotes the plural also denotes the singular, and a reference to any gender also denotes the other genders.

(e)	A reference to a person includes, as appropriate, a company, trust, partnership, joint venture, association, body corporate or government agency.

(f)	Where a word or phrase is given a defined meaning another part of speech or grammatical form in respect to that word or phrase has a corresponding meaning.

(g)	All references to time are to be calculated by reference to time in the place where the Company’s registered office is located.

(h)	The words written and in writing include all modes of representing or reproducing words in a visible form, but do not include an Electronic Record where the distinction between a document in writing and an Electronic Record is expressed or implied.

(i)	The words including, include and in particular or any similar expression are to be construed without limitation.

1.3	The headings in these Articles are intended for convenience only and shall not affect the interpretation of these Articles.

Exclusion of Table A Articles

1.4	The regulations contained in Table A in the First Schedule of the Act and any other regulations contained in any statute or subordinate legislation are expressly excluded and do not apply to the Company.

2	Shares

Power to issue Shares and options, with or without special rights

2.1	Subject to the provisions of the Act and these Articles about the redemption and purchase of the Shares, the Directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued Shares to such persons, at such times and on such terms and conditions as they may decide. The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company at such times and on such terms and conditions as the Directors may decide. No Share may be issued at a discount except in accordance with the provisions of the Act.

2.2	Without limitation to the preceding Article, the Directors may so deal with the unissued Shares:

(a)	either at a premium or at par; or

(b)	with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise.

2.3	Without limitation to the two preceding Articles, the Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

2.4	Before any Preferred Shares of any series are issued, the Directors shall fix, by resolution or resolutions, the following provisions of such series:

(a)	the designation of such series and the number of Preferred Shares to constitute such series;

(b)	whether the shares of such series shall have voting rights, in addition to any voting rights provided by the Act, and, if so, the terms of such voting rights, which may be general or limited;

(c)	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends shall bear to the dividends payable on any Shares of any other class of Shares or any other series of Preferred Shares;

(d)	whether the Preferred Shares or such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)	the amount or amounts payable upon Preferred Shares of such series upon, and the rights of the holders of such series in, a voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of the assets, of the Company;

(f)	whether the Preferred Shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the Preferred Shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation of the retirement or sinking fund;

(g)	whether the Preferred Shares of such series shall be convertible into, or exchangeable for, Shares of any other class of Shares or any other series of Preferred Shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)	the limitations and restrictions, if any, to be effective while any Preferred Shares or such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing Shares or Shares of any other class of Shares or any other series of Preferred Shares;

(i)	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional Shares, including additional shares of such series or of any other class of Shares or any other series of Preferred Shares; and

(j)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions of any other class of Shares or any other series of Preferred Shares.

Power to pay commissions and brokerage fees

2.5	The Company may pay a commission to any person in consideration of that person:

(a)	subscribing or agreeing to subscribe, whether absolutely or conditionally; or

(b)	procuring or agreeing to procure subscriptions, whether absolute or conditional,

for any Shares. That commission may be satisfied by the payment of cash or the allotment of Fully Paid Up or Partly Paid Up Shares or partly in one way and partly in another.

2.6	The Company may employ a broker in the issue of its capital and pay him any proper commission or brokerage.

Trusts not recognised

2.7	Except as required by Applicable Law:

(a)	no person shall be recognised by the Company as holding any Share on any trust; and

(b)	no person other than the Member shall be recognised by the Company as having any right in a Share.

Security interests

2.8	Notwithstanding the preceding Article, the Company may (but shall not be obliged to) recognise a security interest of which it has actual notice over shares. The Company shall not be treated as having recognised any such security interest unless it has so agreed in writing with the secured party.

Rights of Class A Shares, Class B Shares and Class C Shares

2.9	Holders of Class A Shares, Class B Shares and Class C Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company, each Class B Share shall be entitled to one hundred (100) votes on all matters subject to vote at general meetings of the Company, and each Class C Share shall be entitled to fifty (50) votes on all matters subject to vote at general meetings of the Company.

2.10	Subject to the provisions hereof and to compliance with all fiscal and other laws and regulations applicable thereto, including the Act, (i) each Class B Share is convertible into one (1) Class A Share or one (1) Class C Share at the option of the holder thereof at any time after issuance and without the payment of any additional sum, and (ii) each Class C Share is convertible into one (1) Class A Share at the option of the holder thereof at any time after issuance and without the payment of any additional sum. The right to convert shall be exercisable by the holder of the Class B Share or Class C Share (as the case may be) delivering a Conversion Notice to the Company that such holder elects to convert a specified number of Class B Shares into Class A Shares or Class C Shares (as the case may be), or a specified number of Class C Shares into Class A Shares on the Conversion Date. A Conversion Notice shall not be effective if it is not accompanied by the share certificates in respect of the relevant Class B Shares or Class C Shares (as the case may be) and/or such other evidence (if any) as the Directors may reasonably require to prove the title of the person exercising such right (or, if such certificates have been lost or destroyed, such evidence of title and such indemnity as the Directors may reasonably require). Any and all taxes and stamp, issue and registration duties (if any) arising on conversion shall be borne by such holder of Class B Shares or Class C Shares (as the case may be) requesting conversion.

2.11	The number of Class B Shares or Class C Shares (as the case may be) held by a holder thereof will be automatically and immediately converted into an equal and corresponding number of Class A Shares upon any of the following events and without the payment of any additional sum, and no further Class B Shares and Class C Shares shall be issued by the Company to such holder of Class B Shares or Class C Shares (as the case may be) thereafter:

(a)	Any direct or indirect sale, transfer, assignment or disposition of such number of Class B Shares or Class C Shares (as the case may be) by the holder thereof or an Affiliate of such holder to any person or entity that is not a Management Shareholder and/or a trust for which the voting control remains with such holder. For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in the Company’s register of Members; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of the Class B Shares or Class C Shares (as the case may be) to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or third party right is enforced and results in the third party holding directly or indirectly ownership to the related Class B Shares or Class C Shares (as the case may be), in which case all the related Class B Shares or Class C Shares (as the case may be) shall be automatically converted into the same number of Class A Shares.

(b)	The Management Shareholder ceasing to be a director, officer or employee of the Company; or

(c)	The Management Shareholder being permanently unable to attend board meetings and manage the business affairs of the Company as a result of incapacity solely due to such Management Shareholder’s then physical and/or mental condition (which, for the avoidance of doubt, does not include any confinement against the Management Shareholder’s will).

2.12	On the Conversion Date, subject to the Act, any conversion of Class B Shares into Class A Shares or Class C Shares (as the case may be) and any conversion of Class C Shares into Class A Shares pursuant to these Articles shall be effected by repurchasing the relevant Class B Shares or Class C Shares (as the case may be) and in consideration therefor issuing fully paid Class A Shares or Class C Shares (as the case may be) in equal number with such rights and restrictions attached thereto and shall rank pari passu in all respects with the Class A Shares or Class C Shares (as the case may be) then in issue and the Company shall enter or procure the entry of the name of the relevant holder of converted Class B Shares or Class C Shares (as the case may be) as the holder of the corresponding number of Class A Shares or Class C Shares (as the case may be) resulting from the conversion of the Class B Shares or Class C Shares (as the case may be) in, and make any other necessary and consequential changes to, the register of Members and shall procure that certificates in respect of the relevant Class A Shares or Class C Shares (as the case may be), together with a new certificate for any unconverted Class B Shares or Class C Shares (as the case may be) comprised in the certificate(s) surrendered by the holder of the Class B Shares or Class C Shares (as the case may be), are issued to the holders thereof. Such conversion shall become effective forthwith upon entries being made in the Register of Members to record the conversion of the relevant Class B Shares into Class A Shares or Class C Shares (as the case may be), or the conversion of the relevant Class C Shares into Class A Shares.

2.13	Class A Shares are not convertible into Class B Shares or Class C Shares under any circumstances.

2.14	Save and except for voting rights and conversion rights as set out in Articles 2.9 to 2.13 (inclusive), the Class A Shares, the Class B Shares, the Class C Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions.

Power to vary class rights

2.15	If the share capital is divided into different classes of Shares then, unless the terms on which a class of Shares was issued state otherwise, the rights attaching to a class of Shares may only be varied if one of the following applies:

(a)	the Members holding not less than two-thirds of the issued Shares of that class consent in writing to the variation; or

(b)	the variation is made with the sanction of a Special Resolution passed at a separate general meeting of the Members holding the issued Shares of that class.

2.16	For the purpose of Article 2.15(b), all the provisions of these Articles relating to general meetings apply, mutatis mutandis, to every such separate meeting except that:

(a)	the necessary quorum shall be one or more persons holding, or representing by proxy, not less than one third of the issued Shares of the class; and

(b)	any Member holding issued Shares of the class, present in person or by proxy or, in the case of a corporate Member, by its duly authorised representative, may demand a poll.

Effect of new Share issue on existing class rights

2.17	Unless the terms on which a class of Shares was issued state otherwise, the rights conferred on the Member holding Shares of any class shall not be deemed to be varied by the creation or issue of further Shares ranking pari passu with the existing Shares of that class.

No bearer Shares or warrants

2.18	The Company shall not issue Shares or warrants to bearers.

Treasury Shares

2.19	Shares that the Company purchases, redeems or acquires by way of surrender in accordance with the Act shall be held as Treasury Shares and not treated as cancelled if:

(a)	the Directors so determine prior to the purchase, redemption or surrender of those shares; and

(b)	the relevant provisions of the Memorandum and Articles and the Act are otherwise complied with.

Rights attaching to Treasury Shares and related matters

2.20	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to Members on a winding up) may be made to the Company in respect of a Treasury Share.

2.21	The Company shall be entered in the register of Members as the holder of the Treasury Shares. However:

(a)	the Company shall not be treated as a Member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void; and

(b)	a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Act.

2.22	Nothing in Article 2.21 prevents an allotment of Shares as Fully Paid Up bonus shares in respect of a Treasury Share and Shares allotted as Fully Paid Up bonus shares in respect of a Treasury Share shall be treated as Treasury Shares.

2.23	Treasury Shares may be disposed of by the Company in accordance with the Act and otherwise on such terms and conditions as the Directors determine.

Register of Members

2.24	The Directors shall keep or cause to be kept a register of Members as required by the Act and may cause the Company to maintain one or more branch registers as contemplated by the Act, provided that where the Company is maintaining one or more branch registers, the Directors shall ensure that a duplicate of each branch register is kept with the Company’s principal register of Members and updated within such number of days of any amendment having been made to such branch register as may be required by the Act.

Annual Return

2.25	The Directors in each calendar year shall prepare or cause to be prepared an annual return and declaration setting forth the particulars required by the Act and shall deliver a copy thereof to the registrar of companies for the Cayman Islands.

3	Share certificates

Issue of share certificates

3.1	A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. If the Directors resolve that share certificates shall be issued, upon being entered in the register of Members as the holder of a Share, the Directors may issue to any Member:

(a)	without payment, one certificate for all the Shares of each class held by that Member (and, upon transferring a part of the Member’s holding of Shares of any class, to a certificate for the balance of that holding); and

(b)	upon payment of such reasonable sum as the Directors may determine for every certificate after the first, several certificates each for one or more of that Member’s Shares.

3.2	Every certificate shall specify the number, class and distinguishing numbers (if any) of the Shares to which it relates and whether they are Fully Paid Up or Partly Paid Up. A certificate may be executed under seal or executed in such other manner as the Directors determine.

3.3	Every certificate shall bear legends required under the applicable laws, including the U.S. Securities Act (to the extent applicable).

3.4	The Company shall not be bound to issue more than one certificate for Shares held jointly by several persons and delivery of a certificate for a Share to one joint holder shall be a sufficient delivery to all of them.

Renewal of lost or damaged share certificates

3.5	If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to:

(a)	evidence;

(b)	indemnity;

(c)	payment of the expenses reasonably incurred by the Company in investigating the evidence; and

(d)	payment of a reasonable fee, if any for issuing a replacement share certificate,

as the Directors may determine, and (in the case of defacement or wearing-out) on delivery to the Company of the old certificate.

4	Lien on Shares

Nature and scope of lien

4.1	The Company has a first and paramount lien on all Shares (whether Fully Paid Up or not) registered in the name of a Member (whether solely or jointly with others). The lien is for all monies payable to the Company by the Member or the Member’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a Member; and

(b)	whether or not those monies are presently payable.

4.2	At any time the Board may declare any Share to be wholly or partly exempt from the provisions of this Article.

Company may sell Shares to satisfy lien

4.3	The Company may sell any Shares over which it has a lien if all of the following conditions are met:

(a)	the sum in respect of which the lien exists is presently payable;

(b)	the Company gives notice to the Member holding the Share (or to the person entitled to it in consequence of the death or bankruptcy of that Member) demanding payment and stating that if the notice is not complied with the Shares may be sold; and

(c)	that sum is not paid within fourteen Clear Days after that notice is deemed to be given under these Articles,

and Shares to which this Article 4.3 applies shall be referred to as Lien Default Shares.

4.4	The Lien Default Shares may be sold in such manner as the Board determines.

4.5	To the maximum extent permitted by law, the Directors shall incur no personal liability to the Member concerned in respect of the sale.

Authority to execute instrument of transfer

4.6	To give effect to a sale, the Directors may authorise any person to execute an instrument of transfer of the Lien Default Shares sold to, or in accordance with the directions of, the purchaser.

4.7	The title of the transferee of the Lien Default Shares shall not be affected by any irregularity or invalidity in the proceedings in respect of the sale.

Consequences of sale of Shares to satisfy lien

4.8	On a sale pursuant to the preceding Articles:

(a)	the name of the Member concerned shall be removed from the register of Members as the holder of those Lien Default Shares; and

(b)	that person shall deliver to the Company for cancellation the certificate (if any) for those Lien Default Shares.

4.9	Notwithstanding the provisions of Article 4.8, such person shall remain liable to the Company for all monies which, at the date of sale, were presently payable by him to the Company in respect of those Lien Default Shares. That person shall also be liable to pay interest on those monies from the date of sale until payment at the rate at which interest was payable before that sale or, failing that, at the Default Rate. The Board may waive payment wholly or in part or enforce payment without any allowance for the value of the Lien Default Shares at the time of sale or for any consideration received on their disposal.

Application of proceeds of sale

4.10	The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable. Any residue shall be paid to the person whose Lien Default Shares have been sold:

(a)	if no certificate for the Lien Default Shares was issued, at the date of the sale; or

(b)	if a certificate for the Lien Default Shares was issued, upon surrender to the Company of that certificate for cancellation but, in either case, subject to the Company retaining a like lien for all sums not presently payable as existed on the Lien Default Shares before the sale.

5	Calls on Shares and forfeiture

Power to make calls and effect of calls

5.1	Subject to the terms of allotment, the Board may make calls on the Members in respect of any monies unpaid on their Shares including any premium. The call may provide for payment to be by instalments. Subject to receiving at least 14 Clear Days’ notice specifying when and where payment is to be made, each Member shall pay to the Company the amount called on his Shares as required by the notice.

5.2	Before receipt by the Company of any sum due under a call, that call may be revoked in whole or in part and payment of a call may be postponed in whole or in part. Where a call is to be paid in instalments, the Company may revoke the call in respect of all or any remaining instalments in whole or in part and may postpone payment of all or any of the remaining instalments in whole or in part.

5.3	A Member on whom a call is made shall remain liable for that call notwithstanding the subsequent transfer of the Shares in respect of which the call was made. He shall not be liable for calls made after he is no longer registered as Member in respect of those Shares.

Time when call made

5.4	A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.

Liability of joint holders

5.5	Members registered as the joint holders of a Share shall be jointly and severally liable to pay all calls in respect of the Share.

Interest on unpaid calls

5.6	If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid:

(a)	at the rate fixed by the terms of allotment of the Share or in the notice of the call; or

(b)	if no rate is fixed, at the Default Rate.

The Directors may waive payment of the interest wholly or in part.

Deemed calls

5.7	Any amount payable in respect of a Share, whether on allotment or on a fixed date or otherwise, shall be deemed to be payable as a call. If the amount is not paid when due the provisions of these Articles shall apply as if the amount had become due and payable by virtue of a call.

Power to accept early payment

5.8	The Company may accept from a Member the whole or a part of the amount remaining unpaid on Shares held by him although no part of that amount has been called up.

Power to make different arrangements at time of issue of Shares

5.9	Subject to the terms of allotment, the Directors may make arrangements on the issue of Shares to distinguish between Members in the amounts and times of payment of calls on their Shares.

Notice of default

5.10	If a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than 14 Clear Days’ notice requiring payment of:

(a)	the amount unpaid;

(b)	any interest which may have accrued;

(c)	any expenses which have been incurred by the Company due to that person’s default.

5.11	The notice shall state the following:

(a)	the place where payment is to be made; and

(b)	a warning that if the notice is not complied with the Shares in respect of which the call is made will be liable to be forfeited.

Forfeiture or surrender of Shares

5.12	If the notice given pursuant to Article 5.10 is not complied with, the Directors may, before the payment required by the notice has been received, resolve that any Share the subject of that notice be forfeited. The forfeiture shall include all dividends or other monies payable in respect of the forfeited Share and not paid before the forfeiture. Despite the foregoing, the Board may determine that any Share the subject of that notice be accepted by the Company as surrendered by the Member holding that Share in lieu of forfeiture.

Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender

5.13	A forfeited or surrendered Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Board determine either to the former Member who held that Share or to any other person. The forfeiture or surrender may be cancelled on such terms as the Directors think fit at any time before a sale, re-allotment or other disposition. Where, for the purposes of its disposal, a forfeited or surrendered Share is to be transferred to any person, the Directors may authorise some person to execute an instrument of transfer of the Share to the transferee.

Effect of forfeiture or surrender on former Member

5.14	On forfeiture or surrender:

(a)	the name of the Member concerned shall be removed from the register of Members as the holder of those Shares and that person shall cease to be a Member in respect of those Shares; and

(b)	that person shall surrender to the Company for cancellation the certificate (if any) for the forfeited or surrendered Shares.

5.15	Despite the forfeiture or surrender of his Shares, that person shall remain liable to the Company for all monies which at the date of forfeiture or surrender were presently payable by him to the Company in respect of those Shares together with:

(a)	all expenses; and

(b)	interest from the date of forfeiture or surrender until payment:

(i)	at the rate of which interest was payable on those monies before forfeiture; or

(ii)	if no interest was so payable, at the Default Rate.

The Directors, however, may waive payment wholly or in part.

Evidence of forfeiture or surrender

5.16	A declaration, whether statutory or under oath, made by a Director or the Secretary shall be conclusive evidence of the following matters stated in it as against all persons claiming to be entitled to forfeited Shares:

(a)	that the person making the declaration is a Director or Secretary of the Company, and

(b)	that the particular Shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the Shares.

Sale of forfeited or surrendered Shares

5.17	Any person to whom the forfeited or surrendered Shares are disposed of shall not be bound to see to the application of the consideration, if any, of those Shares nor shall his title to the Shares be affected by any irregularity in, or invalidity of the proceedings in respect of, the forfeiture, surrender or disposal of those Shares.

6	Transfer of Shares

Right to transfer

6.1	Subject to the following Articles about the transfer of Shares, and provided that such transfer complies with applicable rules of the Designated Stock Exchange, a Member may freely transfer Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the directors, executed:

(a)	where the Shares are Fully Paid, by or on behalf of that Member; and

(b)	where the Shares are partly paid, by or on behalf of that Member and the transferee.

6.2	The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered into the Register of Members.

Power to refuse registration for Shares not listed on a Designated Stock Exchange

6.3	Where the Shares in question are not listed on or subject to the rules of any Designated Stock Exchange, registration of any transfer of shares must be approved by the Board, and the Directors may in their absolute discretion decline to register any transfer of such Shares which are not Fully Paid Up or on which the Company has a lien. The Directors may also, but are not required to, decline to register any transfer of any such Share unless:

(a)	the instrument of transfer is lodged with the Company, accompanied by the certificate (if any) for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of Shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four;

(e)	the Shares transferred are Fully Paid Up and free of any lien in favour of the Company; and

(f)	any applicable fee of such maximum sum as the Designated Stock Exchanges may determine to be payable, or such lesser sum as the Board may from time to time require, related to the transfer is paid to the Company.

Suspension of transfers

6.4	The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register of Members closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the register of Members closed for more than 30 days in any year.

Company may retain instrument of transfer

6.5	All instruments of transfer that are registered shall be retained by the Company.

Notice of refusal to register

6.6	If the Directors refuse to register a transfer of any Shares not listed on a Designated Stock Exchange, they shall within three months after the date on which the instrument of transfer was lodged with the Company send to each of the transferor and the transferee notice of the refusal.

7	Transmission of Shares

Persons entitled on death of a Member

7.1	If a Member dies, the only persons recognised by the Company as having any title to the deceased Members’ interest are the following:

(a)	where the deceased Member was a joint holder, the survivor or survivors; and

(b)	where the deceased Member was a sole holder, that Member’s personal representative or representatives.

7.2	Nothing in these Articles shall release the deceased Member’s estate from any liability in respect of any Share, whether the deceased was a sole holder or a joint holder.

Registration of transfer of a Share following death or bankruptcy

7.3	A person becoming entitled to a Share in consequence of the death or bankruptcy of a Member may elect to do either of the following:

(a)	to become the holder of the Share; or

(b)	to transfer the Share to another person.

7.4	That person must produce such evidence of his entitlement as the Directors may properly require.

7.5	If the person elects to become the holder of the Share, he must give notice to the Company to that effect. For the purposes of these Articles, that notice shall be treated as though it were an executed instrument of transfer.

7.6	If the person elects to transfer the Share to another person then:

(a)	if the Share is Fully Paid Up, the transferor must execute an instrument of transfer; and

(b)	if the Share is nil or Partly Paid Up, the transferor and the transferee must execute an instrument of transfer.

7.7	All the Articles relating to the transfer of Shares shall apply to the notice or, as appropriate, the instrument of transfer.

Indemnity

7.8	A person registered as a Member by reason of the death or bankruptcy of another Member shall indemnify the Company and the Directors against any loss or damage suffered by the Company or the Directors as a result of that registration.

Rights of person entitled to a Share following death or bankruptcy

7.9	A person becoming entitled to a Share by reason of the death or bankruptcy of a Member shall have the rights to which he would be entitled if he were registered as the holder of the Share. But, until he is registered as Member in respect of the Share, he shall not be entitled to attend or vote at any meeting of the Company or at any separate meeting of the holders of that class of Shares.

8	Alteration of capital

Increasing, consolidating, converting, dividing and cancelling share capital

8.1	To the fullest extent permitted by the Act, the Company may by Ordinary Resolution do any of the following and amend its Memorandum for that purpose:

(a)	increase its share capital by new Shares of the amount fixed by that Ordinary Resolution and with the attached rights, priorities and privileges set out in that Ordinary Resolution;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	convert all or any of its Paid Up Shares into stock, and reconvert that stock into Paid Up Shares of any denomination;

(d)	sub-divide its Shares or any of them into Shares of an amount smaller than that fixed by the Memorandum, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(e)	cancel Shares which, at the date of the passing of that Ordinary Resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of Shares without nominal par value, diminish the number of Shares into which its capital is divided.

Dealing with fractions resulting from consolidation of Shares

8.2	Whenever, as a result of a consolidation of Shares, any Members would become entitled to fractions of a Share the Directors may on behalf of those Members deal with the fractions as it thinks fit, including (without limitation):

(a)	sell the Shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Act, the Company); and

(b)	distribute the net proceeds in due proportion among those Members.

8.3	For the purposes of Article 8.2, the Directors may authorise some person to execute an instrument of transfer of the Shares to, in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall the transferee’s title to the Shares be affected by any irregularity in, or invalidity of, the proceedings in respect of the sale.

Reducing share capital

8.4	Subject to the Act and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may, by Special Resolution, reduce its share capital in any way.

9	Redemption and purchase of own Shares

Power to issue redeemable Shares and to purchase own Shares

9.1	Subject to the Act and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may by its Directors:

(a)	issue Shares that are to be redeemed or liable to be redeemed, at the option of the Company or the Member holding those redeemable Shares, on the terms and in the manner its Directors determine before the issue of those Shares;

(b)	with the consent by Special Resolution of the Members holding Shares of a particular class, vary the rights attaching to that class of Shares so as to provide that those Shares are to be redeemed or are liable to be redeemed at the option of the Company on the terms and in the manner which the Directors determine at the time of such variation; and

(c)	purchase all or any of its own Shares of any class including any redeemable Shares on the terms and in the manner which the Directors determine at the time of such purchase.

The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Act, including out of any combination of the following: capital, its profits and the proceeds of a fresh issue of Shares.

Power to pay for redemption or purchase in cash or in specie

9.2	When making a payment in respect of the redemption or purchase of Shares, the Directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorised by the terms of the allotment of those Shares or by the terms applying to those Shares in accordance with Article 9.1, or otherwise by agreement with the Member holding those Shares.

Effect of redemption or purchase of a Share

9.3	Upon the date of redemption or purchase of a Share:

(a)	the Member holding that Share shall cease to be entitled to any rights in respect of the Share other than the right to receive:

(i)	the price for the Share; and

(ii)	any dividend declared in respect of the Share prior to the date of redemption or purchase;

(b)	the Member’s name shall be removed from the register of Members with respect to the Share; and

(c)	the Share shall be cancelled or held as a Treasury Share, as the Directors may determine.

9.4	For the purpose of Article 9.3, the date of redemption or purchase is the date when the Member’s name is removed from the register of Members with respect to the Shares the subject of the redemption or purchase.

10	Meetings of Members

Annual and extraordinary general meetings

10.1	The Company may, but shall not (unless required by the applicable Designated Stock Exchange Rules) be obligated to, in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the Board, in accordance with these Articles.

10.2	All general meetings other than annual general meetings shall be called extraordinary general meetings.

Power to call meetings

10.3	The Directors may call a general meeting at any time.

10.4	If there are insufficient Directors to constitute a quorum and the remaining Directors are unable to agree on the appointment of additional Directors, the Directors must call a general meeting for the purpose of appointing additional Directors.

10.5	The Directors must also call a general meeting if requisitioned in the manner set out in the next two Articles.

10.6	The requisition must be in writing and given by one or more Members who together hold at least ten (10) per cent of the rights to vote at such general meeting.

10.7	The requisition must also:

(a)	specify the purpose of the meeting.

(b)	be signed by or on behalf of each requisitioner (and for this purpose each joint holder shall be obliged to sign). The requisition may consist of several documents in like form signed by one or more of the requisitioners; and

(c)	be delivered in accordance with the notice provisions.

10.8	Should the Directors fail to call a general meeting within 21 Clear Days’ from the date of receipt of a requisition, the requisitioners or any of them may call a general meeting within three months after the end of that period.

10.9	Without limitation to the foregoing, if there are insufficient Directors to constitute a quorum and the remaining Directors are unable to agree on the appointment of additional Directors, any one or more Members who together hold at least five per cent of the rights to vote at a general meeting may call a general meeting for the purpose of considering the business specified in the notice of meeting which shall include as an item of business the appointment of additional Directors.

10.10	If the Members call a meeting under the above provisions, the Company shall reimburse their reasonable expenses.

Content of notice

10.11	Notice of a general meeting shall specify each of the following:

(a)	the place, the date and the hour of the meeting;

(b)	if the meeting is to be held in two or more places, the technology that will be used to facilitate the meeting;

(c)	subject to paragraph (d) and (to the extent applicable) the requirements of the Designated Stock Exchange Rules, the general nature of the business to be transacted; and

(d)	if a resolution is proposed as a Special Resolution, the text of that resolution.

10.12	In each notice there shall appear with reasonable prominence the following statements:

(a)	that a Member who is entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of that Member; and

(b)	that a proxyholder need not be a Member.

Period of notice

10.13	At least seven (7) Clear Days’ notice of a general meeting must be given to Members.

10.14	Subject to the Act, a meeting may be convened on shorter notice, subject to the Act with the consent of the Member or Members who, individually or collectively, hold at least ninety per cent of the voting rights of all those who have a right to vote at that meeting.

Persons entitled to receive notice

10.15	Subject to the provisions of these Articles and to any restrictions imposed on any Shares, the notice shall be given to the following people:

(a)	the Members;

(b)	persons entitled to a Share in consequence of the death or bankruptcy of a Member;

(c)	the Directors; and

(d)	the Auditors (if appointed).

10.16	The Board may determine that the Members entitled to receive notice of a meeting are those persons entered on the register of Members at the close of business on a day determined by the Board.

Accidental omission to give notice or non-receipt of notice

10.17	Proceedings at a meeting shall not be invalidated by the following:

(a)	an accidental failure to give notice of the meeting to any person entitled to notice; or

(b)	non-receipt of notice of the meeting by any person entitled to notice.

10.18	In addition, where a notice of meeting is published on a website proceedings at the meeting shall not be invalidated merely because it is accidentally published:

(a)	in a different place on the website; or

(b)	for part only of the period from the date of the notification until the conclusion of the meeting to which the notice relates.

11	Proceedings at meetings of Members

Quorum

11.1	Save as provided in the following Article, no business shall be transacted at any meeting unless a quorum is present in person or by proxy. A quorum is as follows:

(a)	if the Company has only one Member: that Member;

(b)	if the Company has more than one Member:

(i)	subject to Article 11.1(b)(ii) below, two or more Members holding Shares carrying the right to vote at such general meeting; or

(ii)	for so long as any Shares are listed on a Designated Stock Exchange, one or more Members holding Shares that represent at least one-third of the outstanding Shares carrying the right to vote at such general meeting.

Lack of quorum

11.2	If a quorum is not present within fifteen minutes of the time appointed for the meeting, or if at any time during the meeting it becomes inquorate, then the following provisions apply:

(a)	If the meeting was requisitioned by Members, it shall be cancelled.

(b)	In any other case, the meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the Directors. If a quorum is not present within fifteen minutes of the time appointed for the adjourned meeting, then the Members present in person or by proxy shall constitute a quorum.

Chairman

11.3	The chairman of a general meeting shall be the chairman of the Board or such other Director as the Directors have nominated to chair Board meetings in the absence of the chairman of the Board. Absent any such person being present within fifteen minutes of the time appointed for the meeting, the Directors present shall elect one of their number to chair the meeting.

11.4	If no Director is present within fifteen minutes of the time appointed for the meeting, or if no Director is willing to act as chairman, the Members present in person or by proxy and entitled to vote shall choose one of their number to chair the meeting.

Right of a Director to attend and speak

11.5	Even if a Director is not a Member, he shall be entitled to attend and speak at any general meeting and at any separate meeting of Members holding a particular class of Shares.

Accommodation of Members at meeting

11.6	lf it appears to the chairman of the meeting that the meeting place specified in the notice convening the meeting is inadequate to accommodate all Members entitled and wishing to attend, the meeting will be duly constituted and its proceedings valid if the chairman is satisfied that adequate facilities are available to ensure that a Member who is unable to be accommodated is able (whether at the meeting place or elsewhere):

(a)	to participate in the business for which the meeting has been convened;

(b)	to hear and see all persons present who speak (whether by the use of microphones, loud-speakers, audio-visual communications equipment or otherwise); and

(c)	to be heard and seen by all other persons present in the same way.

Security

11.7	In addition to any measures which the Board may be required to take due to the location or venue of the meeting, the Board may make any arrangement and impose any restriction it considers appropriate and reasonable in the circumstances to ensure the security of a meeting including, without limitation, the searching of any person attending the meeting and the imposing of restrictions on the items of personal property that may be taken into the meeting place. The Board may refuse entry to, or eject from, a meeting a person who refuses to comply with any such arrangements or restrictions.

Adjournment

11.8	The chairman may at any time adjourn a meeting with the consent of the Members constituting a quorum. The chairman must adjourn the meeting if so directed by the meeting. No business, however, can be transacted at an adjourned meeting other than business which might properly have been transacted at the original meeting.

11.9	Should a meeting be adjourned for more than 7 Clear Days, whether because of a lack of quorum or otherwise, Members shall be given at least seven Clear Days’ notice of the date, time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any notice of the adjournment.

Method of voting

11.10	A resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on, the declaration of the result of the show of hands, a poll is duly demanded. Subject to the Act, a poll may be demanded:

(a)	by the chairman of the meeting;

(b)	by at least two Members having the right to vote on the resolutions;

(c)	by any Member or Members present who, individually or collectively, hold at least ten per cent of the voting rights of all those who have a right to vote on the resolution.

Outcome of vote by show of hands

11.11	Unless a poll is duly demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the outcome of a show of hands without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Withdrawal of demand for a poll

11.12	The demand for a poll may be withdrawn before the poll is taken, but only with the consent of the chairman. The chairman shall announce any such withdrawal to the meeting and, unless another person forthwith demands a poll, any earlier show of hands on that resolution shall be treated as the vote on that resolution; if there has been no earlier show of hands, then the resolution shall be put to the vote of the meeting.

Taking of a poll

11.13	A poll demanded on the question of adjournment shall be taken immediately.

11.14	A poll demanded on any other question shall be taken either immediately or at an adjourned meeting at such time and place as the chairman directs, not being more than thirty Clear Days after the poll was demanded.

11.15	The demand for a poll shall not prevent the meeting continuing to transact any business other than the question on which the poll was demanded.

11.16	A poll shall be taken in such manner as the chairman directs. He may appoint scrutineers (who need not be Members) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held in more than place, the chairman may appoint scrutineers in more than place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

Chairman’s casting vote

11.17	In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a second or casting vote.

Written resolutions

11.18	Members may pass a resolution in writing without holding a meeting if the following conditions are met:

(a)	all Members entitled to vote on the resolution are given notice of the resolution as if the same were being proposed at a meeting of Members;

(b)	all Members entitled so to vote:

(i)	sign a document; or

(ii)	sign several documents in the like form each signed by one or more of those Members; and

(c)	the signed document or documents is or are delivered to the Company, including, if the Company so nominates, by delivery of an Electronic Record by Electronic means to the address specified for that purpose.

Such written resolution shall be as effective as if it had been passed at a meeting of the Members entitled to vote duly convened and held.

11.19	If a written resolution is described as a Special Resolution or as an Ordinary Resolution, it has effect accordingly.

11.20	The Directors may determine the manner in which written resolutions shall be put to Members. In particular, they may provide, in the form of any written resolution, for each Member to indicate, out of the number of votes the Member would have been entitled to cast at a meeting to consider the resolution, how many votes he wishes to cast in favour of the resolution and how many against the resolution or to be treated as abstentions. The result of any such written resolution shall be determined on the same basis as on a poll.

Sole-Member Company

11.21	If the Company has only one Member, and the Member records in writing his decision on a question, that record shall constitute both the passing of a resolution and the minute of it.

12	Voting rights of Members

Right to vote

12.1	Unless their Shares carry no right to vote, or unless a call or other amount presently payable has not been paid, all Members are entitled to vote at a general meeting, whether on a show of hands or on a poll, and all Members holding Shares of a particular class of Shares are entitled to vote at a meeting of the holders of that class of Shares. Unless otherwise required under the Act or by these Articles, holders of Class A Shares, Class B Shares and Class C Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members.

12.2	Members may vote in person or by proxy.

12.3	On a show of hands, every Member shall have one vote. For the avoidance of doubt, an individual who represents two or more Members, including a Member in that individual’s own right, that individual shall be entitled to a separate vote for each Member.

12.4	On a poll, each Class A Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company, each Class B Share shall be entitled to one hundred (100) votes on all matters subject to vote at general meetings of the Company, and each Class C Share shall be entitled to fifty (50) votes on all matters subject to vote at general meetings of the Company. A fraction of a Class A Share shall entitle its holder to an equivalent fraction of one (1) vote, a fraction of a Class B Share shall entitle its holder to an equivalent fraction of one hundred (100) votes, and a fraction of a Class C Share shall entitle its holder to an equivalent fraction of fifty (50) votes.

12.5	No Member is bound to vote on his Shares or any of them; nor is he bound to vote each of his Shares in the same way.

Rights of joint holders

12.6	If Shares are held jointly, only one of the joint holders may vote. If more than one of the joint holders tenders a vote, the vote of the holder whose name in respect of those Shares appears first in the register of Members shall be accepted to the exclusion of the votes of the other joint holder.

Representation of corporate Members

12.7	Save where otherwise provided, a corporate Member must act by a duly authorised representative.

12.8	A corporate Member wishing to act by a duly authorised representative must identify that person to the Company by notice in writing.

12.9	The authorisation may be for any period of time, and must be delivered to the Company before the commencement of the meeting at which it is first used.

12.10	The Directors of the Company may require the production of any evidence which they consider necessary to determine the validity of the notice.

12.11	Where a duly authorised representative is present at a meeting that Member is deemed to be present in person; and the acts of the duly authorised representative are personal acts of that Member.

12.12	A corporate Member may revoke the appointment of a duly authorised representative at any time by notice to the Company; but such revocation will not affect the validity of any acts carried out by the duly authorised representative before the Directors of the Company had actual notice of the revocation.

Member with mental disorder

12.13	A Member in respect of whom an order has been made by any court having jurisdiction (whether in the Cayman Islands or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by that Member’s receiver, curator bonis or other person authorised in that behalf appointed by that court.

12.14	For the purpose of the preceding Article, evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote must be received not less than 24 hours before holding the relevant meeting or the adjourned meeting in any manner specified for the delivery of forms of appointment of a proxy, whether in writing or by Electronic means. In default, the right to vote shall not be exercisable.

Objections to admissibility of votes

12.15	An objection to the validity of a person’s vote may only be raised at the meeting or at the adjourned meeting at which the vote is sought to be tendered. Any objection duly made shall be referred to the chairman whose decision shall be final and conclusive.

Form of proxy

12.16	An instrument appointing a proxy shall be in any common form or in any other form approved by the Directors.

12.17	The instrument must be in writing and signed in one of the following ways:

(a)	by the Member; or

(b)	by the Member’s authorised attorney; or

(c)	if the Member is a corporation or other body corporate, under seal or signed by an authorised officer, secretary or attorney.

If the Directors so resolve, the Company may accept an Electronic Record of that instrument delivered in the manner specified below and otherwise satisfying the Articles about authentication of Electronic Records.

12.18	The Directors may require the production of any evidence which they consider necessary to determine the validity of any appointment of a proxy.

12.19	A Member may revoke the appointment of a proxy at any time by notice to the Company duly signed in accordance with Article 12.17.

12.20	No revocation by a Member of the appointment of a proxy made in accordance with Article 12.19 will affect the validity of any acts carried out by the relevant proxy before the Directors of the Company had actual notice of the revocation.

How and when proxy is to be delivered

12.21	Subject to the following Articles, the Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the form of appointment of a proxy and any authority under which it is signed (or a copy of the authority certified notarially or in any other way approved by the Directors) must be delivered so that it is received by the Company before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote. They must be delivered in either of the following ways:

(a)	In the case of an instrument in writing, it must be left at or sent by post:

(i)	to the registered office of the Company; or

(ii)	to such other place within the Cayman Islands specified in the notice convening the meeting or in any form of appointment of proxy sent out by the Company in relation to the meeting.

(b)	If, pursuant to the notice provisions, a notice may be given to the Company in an Electronic Record, an Electronic Record of an appointment of a proxy must be sent to the address specified pursuant to those provisions unless another address for that purpose is specified:

(i)	in the notice convening the meeting; or

(ii)	in any form of appointment of a proxy sent out by the Company in relation to the meeting; or

(iii)	in any invitation to appoint a proxy issued by the Company in relation to the meeting.

(c)	Notwithstanding Article 12.21(a) and Article 12.21(b), the chairman of the Company may, in any event at his discretion, direct that an instrument of proxy shall be deemed to have been duly deposited.

12.22	Where a poll is taken:

(a)	if it is taken more than seven Clear Days after it is demanded, the form of appointment of a proxy and any accompanying authority (or an Electronic Record of the same) must be delivered in accordance with Article 12.21 before the time appointed for the taking of the poll;

(b)	if it to be taken within seven Clear Days after it was demanded, the form of appointment of a proxy and any accompanying authority (or an Electronic Record of the same) must be delivered in accordance with Article 12.21 before the time appointed for the taking of the poll.

12.23	If the form of appointment of proxy is not delivered on time, it is invalid.

12.24	When two or more valid but differing appointments of proxy are delivered or received in respect of the same Share for use at the same meeting and in respect of the same matter, the one which is last validly delivered or received (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the other or others as regards that Share. lf the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that Share.

12.25	The Board may at the expense of the Company send forms of appointment of proxy to the Members by post (that is to say, pre-paying and posting a letter), or by Electronic communication or otherwise (with or without provision for their return by pre-paid post) for use at any general meeting or at any separate meeting of the holders of any class of Shares, either blank or nominating as proxy in the alternative any one or more of the Directors or any other person. lf for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company’s expense, they shall be issued to all (and not to some only) of the Members entitled to be sent notice of the meeting and to vote at it. The accidental omission to send such a form of appointment or to give such an invitation to, or the non-receipt of such form of appointment by, any Member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting.

Voting by proxy

12.26	A proxy shall have the same voting rights at a meeting or adjourned meeting as the Member would have had except to the extent that the instrument appointing him limits those rights. Notwithstanding the appointment of a proxy, a Member may attend and vote at a meeting or adjourned meeting. If a Member votes on any resolution a vote by his proxy on the same resolution, unless in respect of different Shares, shall be invalid.

12.27	The instrument appointing a proxy to vote at a meeting shall be deemed also to confer authority to demand or join in demanding a poll and, for the purposes of Article 11.11, a demand by a person as proxy for a Member shall be the same as a demand by a Member. Such appointment shall not confer any further right to speak at the meeting, except with the permission of the chairman of the meeting.

13	Number of Directors

13.1	There shall be a Board consisting of not less than one person provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors. Unless fixed by Ordinary Resolution, the maximum number of Directors shall be unlimited.

14	Appointment, disqualification and removal of Directors

First Directors

14.1	The first Directors shall be appointed in writing by the subscriber or subscribers to the Memorandum, or a majority of them.

No age limit

14.2	There is no age limit for Directors save that they must be at least eighteen years of age.

Corporate Directors

14.3	Unless prohibited by law, a body corporate may be a Director. If a body corporate is a Director, the Articles about representation of corporate Members at general meetings apply, mutatis mutandis, to the Articles about Directors’ meetings.

No shareholding qualification

14.4	Unless a shareholding qualification for Directors is fixed by Ordinary Resolution, no Director shall be required to own Shares as a condition of his appointment.

Appointment of Directors

14.5	A Director may be appointed by Ordinary Resolution or by the Directors. Any appointment may be to fill a vacancy or as an additional Director.

14.6	A remaining Director may appoint a Director even though there is not a quorum of Directors.

14.7	No appointment can cause the number of Directors to exceed the maximum (if one is set); and any such appointment shall be invalid.

14.8	For so long as Shares are listed on a Designated Stock Exchange, the Directors shall include at least such number of Independent Directors as applicable law, rules or regulations or the Designated Stock Exchange Rules require as determined by the Board.

Board’s power to appoint Directors

14.9	Without prejudice to the Company’s power to appoint a person to be a Director pursuant to these Articles, the Board shall have power at any time to appoint any person who is willing to act as a Director, either to fill a vacancy or as an addition to the existing Board, subject to the total number of Directors not exceeding any maximum number fixed by or in accordance with these Articles.

14.10	Any Director so appointed shall, if still a Director, retire at the next annual general meeting after his appointment and be eligible to stand for election as a Director at such meeting.

Removal of Directors

14.11	A Director may be removed by Ordinary Resolution.

Resignation of Directors

14.12	A Director may at any time resign office by giving to the Company notice in writing or, if permitted pursuant to the notice provisions, in an Electronic Record delivered in either case in accordance with those provisions.

14.13	Unless the notice specifies a different date, the Director shall be deemed to have resigned on the date that the notice is delivered to the Company.

Termination of the office of Director

14.14	A Director may retire from office as a Director by giving notice in writing to that effect to the Company at the registered office, which notice shall be effective upon such date as may be specified in the notice, failing which upon delivery to the registered office.

14.15	Without prejudice to the provisions in these Articles for retirement (by rotation or otherwise), a Director’s office shall be terminated forthwith if:

(a)	he is prohibited by the law of the Cayman Islands from acting as a Director; or

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally; or

(c)	he resigns his office by notice to the Company; or

(d)	he only held office as a Director for a fixed term and such term expires; or

(e)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a Director; or

(f)	he is given notice by the majority of the other Directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such Director); or

(g)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h)	without the consent of the other Directors, he is absent from meetings of Directors for a continuous period of six months.

15	Alternate Directors

Appointment and removal

15.1	Any Director may appoint any other person, including another Director, to act in his place as an alternate Director. No appointment shall take effect until the Director has given notice of the appointment to the Board.

15.2	A Director may revoke his appointment of an alternate at any time. No revocation shall take effect until the Director has given notice of the revocation to the Board.

15.3	A notice of appointment or removal of an alternate Director shall be effective only if given to the Company by one or more of the following methods:

(a)	by notice in writing in accordance with the notice provisions contained in these Articles;

(b)	if the Company has a facsimile address for the time being, by sending by facsimile transmission to that facsimile address a facsimile copy or, otherwise, by sending by facsimile transmission to the facsimile address of the Company’s registered office a facsimile copy (in either case, the facsimile copy being deemed to be the notice unless Article 29.7 applies), in which event notice shall be taken to be given on the date of an error-free transmission report from the sender’s fax machine;

(c)	if the Company has an email address for the time being, by emailing to that email address a scanned copy of the notice as a PDF attachment or, otherwise, by emailing to the email address provided by the Company’s registered office a scanned copy of the notice as a PDF attachment (in either case, the PDF version being deemed to be the notice unless Article 29.7 applies), in which event notice shall be taken to be given on the date of receipt by the Company or the Company’s registered office (as appropriate) in readable form; or

(d)	if permitted pursuant to the notice provisions, in some other form of approved Electronic Record delivered in accordance with those provisions in writing.

Notices

15.4	All notices of meetings of Directors shall continue to be given to the appointing Director and not to the alternate.

Rights of alternate Director

15.5	An alternate Director shall be entitled to attend and vote at any Board meeting or meeting of a committee of the Directors at which the appointing Director is not personally present, and generally to perform all the functions of the appointing Director in his absence. An alternate Director, however, is not entitled to receive any remuneration from the Company for services rendered as an alternate Director.

Appointment ceases when the appointor ceases to be a Director

15.6	An alternate Director shall cease to be an alternate Director if:

(a)	the Director who appointed him ceases to be a Director; or

(b)	the Director who appointed him revokes his appointment by notice delivered to the Board or to the registered office of the Company or in any other manner approved by the Board; or

(c)	in any event happens in relation to him which, if he were a Director of the Company, would cause his office as Director to be vacated.

Status of alternate Director

15.7	An alternate Director shall carry out all functions of the Director who made the appointment.

15.8	Save where otherwise expressed, an alternate Director shall be treated as a Director under these Articles.

15.9	An alternate Director is not the agent of the Director appointing him.

15.10	An alternate Director is not entitled to any remuneration for acting as alternate Director.

Status of the Director making the appointment

15.11	A Director who has appointed an alternate is not thereby relieved from the duties which he owes the Company.

16	Powers of Directors

Powers of Directors

16.1	Subject to the provisions of the Act, the Memorandum and these Articles the business of the Company shall be managed by the Directors who may for that purpose exercise all the powers of the Company.

16.2	No prior act of the Directors shall be invalidated by any subsequent alteration of the Memorandum or these Articles. However, to the extent allowed by the Act, Members may, by Special Resolution, validate any prior or future act of the Directors which would otherwise be in breach of their duties.

Directors below the minimum number

16.3	lf the number of Directors is less than the minimum prescribed in accordance with these Articles, the remaining Director or Directors shall act only for the purposes of appointing an additional Director or Directors to make up such minimum or of convening a general meeting of the Company for the purpose of making such appointment. lf there are no Director or Directors able or willing to act, any two Members may summon a general meeting for the purpose of appointing Directors. Any additional Director so appointed shall hold office (subject to these Articles) only until the dissolution of the annual general meeting next following such appointment unless he is re-elected during such meeting.

Appointments to office

16.4	The Directors may appoint a Director:

(a)	as chairman of the Board;

(b)	as managing Director;

(c)	to any other executive office,

for such period, and on such terms, including as to remuneration as they think fit.

16.5	The appointee must consent in writing to holding that office.

16.6	Where a chairman is appointed he shall, unless unable to do so, preside at every meeting of Directors.

16.7	If there is no chairman, or if the chairman is unable to preside at a meeting, that meeting may select its own chairman; or the Directors may nominate one of their number to act in place of the chairman should he ever not be available.

16.8	Subject to the provisions of the Act, the Directors may also appoint and remove any person, who need not be a Director:

(a)	as Secretary; and

(b)	to any office that may be required

for such period and on such terms, including as to remuneration, as they think fit. In the case of an Officer, that Officer may be given any title the Directors decide.

16.9	The Secretary or Officer must consent in writing to holding that office.

16.10	A Director, Secretary or other Officer of the Company may not the hold the office, or perform the services, of auditor.

Provisions for employees

16.11	The Board may make provision for the benefit of any persons employed or formerly employed by the Company or any of its subsidiary undertakings (or any member of his family or any person who is dependent on him) in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or any of its subsidiary undertakings.

Exercise of voting rights

16.12	The Board may exercise the voting power conferred by the Shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including, without limitation, the exercise of that power in favour of any resolution appointing any Director as a Director of such body corporate, or voting or providing for the payment of remuneration to the Directors of such body corporate).

Remuneration

16.13	Every Director may be remunerated by the Company for the services he provides for the benefit of the Company, whether as Director, employee or otherwise, and shall be entitled to be paid for the expenses incurred in the Company’s business including attendance at Directors’ meetings.

16.14	Until otherwise determined by the Company by Ordinary Resolution, the Directors (other than alternate Directors) shall be entitled to such remuneration by way of fees for their services in the office of Director as the Directors may determine.

16.15	Remuneration may take any form and may include arrangements to pay pensions, health insurance, death or sickness benefits, whether to the Director or to any other person connected to or related to him.

16.16	Unless his fellow Directors determine otherwise, a Director is not accountable to the Company for remuneration or other benefits received from any other company which is in the same group as the Company or which has common shareholdings.

Disclosure of information

16.17	The Directors may release or disclose to a third party any information regarding the affairs of the Company, including any information contained in the register of Members relating to a Member, (and they may authorise any Director, Officer or other authorised agent of the Company to release or disclose to a third party any such information in his possession) if:

(a)	the Company or that person, as the case may be, is lawfully required to do so under the laws of any jurisdiction to which the Company is subject; or

(b)	such disclosure is in compliance with the Designated Stock Exchange Rules (to the extent applicable); or

(c)	such disclosure is in accordance with any contract entered into by the Company; or

(d)	the Directors are of the opinion such disclosure would assist or facilitate the Company’s operations.

17	Delegation of powers

Power to delegate any of the Directors’ powers to a committee

17.1	The Directors may delegate any of their powers to any committee consisting of one or more persons who need not be Members. Persons on the committee may include non-Directors so long as the majority of those persons are Directors. For so long as Shares are listed on a Designated Stock Exchange, any such committee shall be made up of such number of Independent Directors as required from time to time by the Designated Stock Exchange Rules or otherwise required by applicable law.

17.2	The delegation may be collateral with, or to the exclusion of, the Directors’ own powers.

17.3	The delegation may be on such terms as the Directors think fit, including provision for the committee itself to delegate to a sub-committee; save that any delegation must be capable of being revoked or altered by the Directors at will.

17.4	Unless otherwise permitted by the Directors, a committee must follow the procedures prescribed for the taking of decisions by Directors.

17.5	For so long as Shares are listed on a Designated Stock Exchange, the Board shall establish an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in these Articles. Each of the audit committee, compensation committee and nominating and corporate governance committee shall consist of at least such number of Directors as may be required from time to time by the Designated Stock Exchange Rules). The majority of the committee members on each of the compensation committee and nominating and corporate governance committee shall be Independent Directors. The audit committee shall be made up of such number of Independent Directors as required from time to time by the Designated Stock Exchange Rules or otherwise required by applicable law.

Local boards

17.6	The Board may establish any local or divisional board or agency for managing any of the affairs of the Company whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional Board, or to be managers or agents, and may fix their remuneration.

17.7	The Board may delegate to any local or divisional board, manager or agent any of its powers and authorities (with power to sub-delegate) and may authorise the members of any local or divisional board or any of them to fill any vacancies and to act notwithstanding vacancies.

17.8	Any appointment or delegation under this Article 17.8 may be made on such terms and subject to such conditions as the Board thinks fit and the Board may remove any person so appointed, and may revoke or vary any delegation.

Power to appoint an agent of the Company

17.9	The Directors may appoint any person, either generally or in respect of any specific matter, to be the agent of the Company with or without authority for that person to delegate all or any of that person’s powers. The Directors may make that appointment:

(a)	by causing the Company to enter into a power of attorney or agreement; or

(b)	in any other manner they determine.

Power to appoint an attorney or authorised signatory of the Company

17.10	The Directors may appoint any person, whether nominated directly or indirectly by the Directors, to be the attorney or the authorised signatory of the Company. The appointment may be:

(a)	for any purpose;

(b)	with the powers, authorities and discretions;

(c)	for the period; and

(d)	subject to such conditions

as they think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the Directors under these Articles. The Directors may do so by power of attorney or any other manner they think fit.

17.11	Any power of attorney or other appointment may contain such provision for the protection and convenience for persons dealing with the attorney or authorised signatory as the Directors think fit. Any power of attorney or other appointment may also authorise the attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in that person.

17.12	The Board may remove any person appointed under Article 17.10 and may revoke or vary the delegation.

Borrowing Powers

17.13	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital, or any part thereof, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or its parent undertaking (if any) or any subsidiary undertaking of the Company or of any third party.

Corporate Governance

17.14	The Board may, from time to time, and except as required by applicable law or (to the extent applicable) the Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company, which shall be intended to set forth the guiding principles and policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.

18	Meetings of Directors

Regulation of Directors’ meetings

18.1	Subject to the provisions of these Articles, the Directors may regulate their proceedings as they think fit.

Calling meetings

18.2	Any Director may call a meeting of Directors at any time. The Secretary must call a meeting of the Directors if requested to do so by a Director.

Notice of meetings

18.3	Notice of a Board meeting may be given to a Director personally or by word of mouth or given in writing or by Electronic communications at such address as he may from time to time specify for this purpose (or, if he does not specify an address, at his last known address). A Director may waive his right to receive notice of any meeting either prospectively or retrospectively.

Use of technology

18.4	A Director may participate in a meeting of Directors through the medium of conference telephone, video or any other form of communications equipment providing all persons participating in the meeting are able to hear and speak to each other throughout the meeting.

18.5	A Director participating in this way is deemed to be present in person at the meeting.

Quorum

18.6	The quorum for the transaction of business at a meeting of Directors shall be two (except that if the Board is comprised of a single Director only, then the quorum shall be one) unless the Directors fix some other number.

Chairman or deputy to preside

18.7	The Board may appoint a chairman and one or more deputy chairman or chairmen and may at any time revoke any such appointment.

18.8	The chairman, or failing him any deputy chairman (the longest in office taking precedence if more than one is present), shall preside at all Board meetings. If no chairman or deputy chairman has been appointed, or if he is not present within five minutes after the time fixed for holding the meeting, or is unwilling to act as chairman of the meeting, the Directors present shall choose one of their number to act as chairman of the meeting.

Voting

18.9	A question which arises at a Board meeting shall be decided by a majority of votes. If votes are equal the chairman may, if he wishes, exercise a casting vote.

Recording of dissent

18.10	A Director present at a meeting of Directors shall be presumed to have assented to any action taken at that meeting unless:

(a)	his dissent is entered in the minutes of the meeting; or

(b)	he has filed with the meeting before it is concluded signed dissent from that action; or

(c)	he has forwarded to the Company as soon as practical following the conclusion of that meeting signed dissent.

A Director who votes in favour of an action is not entitled to record his dissent to it.

Written resolutions

18.11	The Directors may pass a resolution in writing without holding a meeting if all Directors sign a document or sign several documents in the like form each signed by one or more of those Directors.

18.12	A written resolution signed by a validly appointed alternate Director need not also be signed by the appointing Director.

18.13	A written resolution signed personally by the appointing Director need not also be signed by his alternate.

18.14	A resolution in writing passed pursuant to Article 18.11, Article 18.12 and/or Article 18.13 shall be as effective as if it had been passed at a meeting of the Directors duly convened and held; and it shall be treated as having been passed on the day and at the time that the last Director signs (and for the avoidance of doubt, such day may or may not be a Business Day).

Validity of acts of Directors in spite of formal defect

18.15	All acts done by a meeting of the Board, or of a committee of the Board, or by any person acting as a Director or an alternate Director, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director or member of the committee, or that any of them were disqualified or had vacated office or were not entitled to vote, be as valid as if every such person had been duly appointed and qualified and had continued to be a Director or alternate Director and had been entitled to vote.

19	Permissible Directors’ interests and disclosure

19.1	Subject to Article 19.4, a Director may vote at a meeting of Directors on any resolution concerning a matter in which that Director has an interest or duty, whether directly or indirectly, so long as that Director discloses any material interest pursuant to these Articles. The Director shall be counted towards a quorum of those present at the meeting. If the director votes on the resolution, his vote shall be counted.

19.2	For the purposes of the preceding Article:

(a)	a general notice that a Director gives to the other Directors that he is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that he has an interest in or duty in relation to any such transaction of the nature and extent so specified; and

(b)	an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

19.3	A Director shall not be treated as having an interest in a transaction or arrangement if he has no knowledge of that interest and it is unreasonable to expect the director to have that knowledge.

19.4	For so long as Shares are listed on a Designated Stock Exchange, a Director shall not, as a Director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise then by virtue of his interests, direct or indirect, in Shares or debentures or other securities of, or otherwise in or through, the Company) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)	the giving of any security, guarantee or indemnity in respect of:

(i)	money lent or obligations incurred by him or by any other person for the benefit of the Company or any of its subsidiaries; or

(ii)	a debt or obligation of the Company or any of its subsidiaries for which the Director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)	where the Company or any of its subsidiaries is offering securities in which offer the Director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the Director is to or may participate;

(c)	any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one per cent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to members of the relevant body corporate (any such interest being deemed for the purposes of this Article 19.4 to be a material interest in all circumstances);

(d)	any act or thing done or to be done in respect of any arrangement for the benefit of the employees of the Company or any of its subsidiaries under which he is not accorded as a Director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e)	any matter connected with the purchase or maintenance for any Director of insurance against any liability or (to the extent permitted by the Act) indemnities in favour of Directors, the funding of expenditure by one or more Directors in defending proceedings against him or them or the doing of any thing to enable such Director or Directors to avoid incurring such expenditure.

19.5	A Director may, as a Director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or which falls within Article 19.4.

20	Minutes

20.1	The Company shall cause minutes to be made in books of:

(a)	all appointments of Officers and committees made by the Board and of any such Officer’s remuneration; and

(b)	the names of Directors present at every meeting of the Directors, a committee of the Board, the Company or the holders of any class of shares or debentures, and all orders, resolutions and proceedings of such meetings.

20.2	Any such minutes, if purporting to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting or the Secretary, shall be prima facie evidence of the matters stated in them.

21	Accounts and audit

21.1	The Directors must ensure that proper accounting and other records are kept, and that accounts and associated reports are distributed in accordance with the requirements of the Act.

21.2	The books of account shall be kept at the registered office of the Company and shall always be open to inspection by the Directors. No Member (other than a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Act or as authorised by the Directors or by Ordinary Resolution.

21.3	Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31 December in each year and begin on 1 January in each year.

Auditors

21.4	The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

21.5	At any general meeting convened and held at any time in accordance with these Articles, the Members may, by Ordinary Resolution, remove the Auditor before the expiration of his term of office. If they do so, the Members shall, by Ordinary Resolution, at that meeting appoint another Auditor in his stead for the remainder of his term.

21.6	The Auditors shall examine such books, accounts and vouchers; as may be necessary for the performance of their duties.

21.7	The Auditors shall, if so requested by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Company.

22	Record dates

22.1	Except to the extent of any conflicting rights attached to Shares, the resolution declaring a dividend on Shares of any class, whether it be an Ordinary Resolution of the Members or a Director’s resolution, may specify that the dividend is payable or distributable to the persons registered as the holders of those Shares at the close of business on a particular date, notwithstanding that the date may be a date prior to that on which the resolution is passed.

22.2	If the resolution does so specify, the dividend shall be payable or distributable to the persons registered as the holders of those Shares at the close of business on the specified date in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of the dividend of transferors and transferees of any of those Shares.

22.3	The provisions of this Article apply, mutatis mutandis, to bonuses, capitalisation issues, distributions of realised capital profits or offers or grants made by the Company to the Members.

23	Dividends

Source of dividends

23.1	Dividends may be declared and paid out of any funds of the Company lawfully available for distribution.

23.2	Subject to the requirements of the Act regarding the application of a company’s Share premium account and with the sanction of an Ordinary Resolution, dividends may also be declared and paid out of any share premium account.

Declaration of dividends by Members

23.3	Subject to the provisions of the Act, the Company may by Ordinary Resolution declare dividends in accordance with the respective rights of the Members but no dividend shall exceed the amount recommended by the Directors.

Payment of interim dividends and declaration of final dividends by Directors

23.4	The Directors may declare and pay interim dividends or recommend final dividends in accordance with the respective rights of the Members if it appears to them that they are justified by the financial position of the Company and that such dividends may lawfully be paid.

23.5	Subject to the provisions of the Act, in relation to the distinction between interim dividends and final dividends, the following applies:

(a)	Upon determination to pay a dividend or dividends described as interim by the Directors in the dividend resolution, no debt shall be created by the declaration until such time as payment is made.

(b)	Upon declaration of a dividend or dividends described as final by the Directors in the dividend resolution, a debt shall be created immediately following the declaration, the due date to be the date the dividend is stated to be payable in the resolution.

If the resolution fails to specify whether a dividend is final or interim, it shall be assumed to be interim.

23.6	In relation to Shares carrying differing rights to dividends or rights to dividends at a fixed rate, the following applies:

(a)	If the share capital is divided into different classes, the Directors may pay dividends on Shares which confer deferred or non-preferred rights with regard to dividends as well as on Shares which confer preferential rights with regard to dividends but no dividend shall be paid on Shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears.

(b)	The Directors may also pay, at intervals settled by them, any dividend payable at a fixed rate if it appears to them that there are sufficient funds of the Company lawfully available for distribution to justify the payment.

(c)	If the Directors act in good faith, they shall not incur any liability to the Members holding Shares conferring preferred rights for any loss those Members may suffer by the lawful payment of the dividend on any Shares having deferred or non-preferred rights.

Apportionment of dividends

23.7	Except as otherwise provided by the rights attached to Shares all dividends shall be declared and paid according to the amounts Paid Up on the Shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amount Paid Up on the Shares during the time or part of the time in respect of which the dividend is paid. But if a Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly.

Right of set off

23.8	The Directors may deduct from a dividend or any other amount payable to a person in respect of a Share any amount due by that person to the Company on a call or otherwise in relation to a Share.

Power to pay other than in cash

23.9	If the Directors so determine, any resolution declaring a dividend may direct that it shall be satisfied wholly or partly by the distribution of assets. If a difficulty arises in relation to the distribution, the Directors may settle that difficulty in any way they consider appropriate. For example, they may do any one or more of the following:

(a)	issue fractional Shares;

(b)	fix the value of assets for distribution and make cash payments to some Members on the footing of the value so fixed in order to adjust the rights of Members; and

(c)	vest some assets in trustees.

How payments may be made

23.10	A dividend or other monies payable on or in respect of a Share may be paid in any of the following ways:

(a)	if the Member holding that Share or other person entitled to that Share nominates a bank account for that purpose - by wire transfer to that bank account; or

(b)	by cheque or warrant sent by post to the registered address of the Member holding that Share or other person entitled to that Share.

23.11	For the purposes of Article 23.10(a), the nomination may be in writing or in an Electronic Record and the bank account nominated may be the bank account of another person. For the purposes of Article 23.10(b), subject to any applicable law or regulation, the cheque or warrant shall be made to the order of the Member holding that Share or other person entitled to the Share or to his nominee, whether nominated in writing or in an Electronic Record, and payment of the cheque or warrant shall be a good discharge to the Company.

23.12	If two or more persons are registered as the holders of the Share or are jointly entitled to it by reason of the death or bankruptcy of the registered holder (Joint Holders), a dividend (or other amount) payable on or in respect of that Share may be paid as follows:

(a)	to the registered address of the Joint Holder of the Share who is named first on the register of Members or to the registered address of the deceased or bankrupt holder, as the case may be; or

(b)	to the address or bank account of another person nominated by the Joint Holders, whether that nomination is in writing or in an Electronic Record.

23.13	Any Joint Holder of a Share may give a valid receipt for a dividend (or other amount) payable in respect of that Share.

Dividends or other monies not to bear interest in absence of special rights

23.14	Unless provided for by the rights attached to a Share, no dividend or other monies payable by the Company in respect of a Share shall bear interest.

Dividends unable to be paid or unclaimed

23.15	If a dividend cannot be paid to a Member or remains unclaimed within six weeks after it was declared or both, the Directors may pay it into a separate account in the Company’s name. If a dividend is paid into a separate account, the Company shall not be constituted trustee in respect of that account and the dividend shall remain a debt due to the Member.

23.16	A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.

24	Capitalisation of profits

Capitalisation of profits or of any share premium account or capital redemption reserve;

24.1	The Directors may resolve to capitalise:

(a)	any part of the Company’s profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)	any sum standing to the credit of the Company’s share premium account or capital redemption reserve, if any.

24.2	The amount resolved to be capitalised must be appropriated to the Members who would have been entitled to it had it been distributed by way of dividend and in the same proportions. The benefit to each Member so entitled must be given in either or both of the following ways::

(a)	by paying up the amounts unpaid on that Member’s Shares;

(b)	by issuing Fully Paid Up Shares, debentures or other securities of the Company to that Member or as that Member directs. The Directors may resolve that any Shares issued to the Member in respect of Partly Paid Up Shares (Original Shares) rank for dividend only to the extent that the Original Shares rank for dividend while those Original Shares remain Partly Paid Up.

Applying an amount for the benefit of Members

24.3	The amount capitalised must be applied to the benefit of Members in the proportions to which the Members would have been entitled to dividends if the amount capitalised had been distributed as a dividend.

24.4	Subject to the Act, if a fraction of a Share, a debenture or other security is allocated to a Member, the Directors may issue a fractional certificate to that Member or pay him the cash equivalent of the fraction.

25	Share Premium Account

Directors to maintain share premium account

25.1	The Directors shall establish a share premium account in accordance with the Act. They shall carry to the credit of that account from time to time an amount equal to the amount or value of the premium paid on the issue of any Share or capital contributed or such other amounts required by the Act.

Debits to share premium account

25.2	The following amounts shall be debited to any share premium account:

(a)	on the redemption or purchase of a Share, the difference between the nominal value of that Share and the redemption or purchase price; and

(b)	any other amount paid out of a share premium account as permitted by the Act.

25.3	Notwithstanding the preceding Article, on the redemption or purchase of a Share, the Directors may pay the difference between the nominal value of that Share and the redemption purchase price out of the profits of the Company or, as permitted by the Act, out of capital.

26	Seal

Company seal

26.1	The Company may have a seal if the Directors so determine.

Duplicate seal

26.2	Subject to the provisions of the Act, the Company may also have a duplicate seal or seals for use in any place or places outside the Cayman Islands. Each duplicate seal shall be a facsimile of the original seal of the Company. However, if the Directors so determine, a duplicate seal shall have added on its face the name of the place where it is to be used.

When and how seal is to be used

26.3	A seal may only be used by the authority of the Directors. Unless the Directors otherwise determine, a document to which a seal is affixed must be signed in one of the following ways:

(a)	by a Director (or his alternate) and the Secretary; or

(b)	by a single Director (or his alternate).

If no seal is adopted or used

26.4	If the Directors do not adopt a seal, or a seal is not used, a document may be executed in the following manner:

(a)	by a Director (or his alternate) and the Secretary; or

(b)	by a single Director (or his alternate); or

(c)	in any other manner permitted by the Act.

Power to allow non-manual signatures and facsimile printing of seal

26.5	The Directors may determine that either or both of the following applies:

(a)	that the seal or a duplicate seal need not be affixed manually but may be affixed by some other method or system of reproduction;

(b)	that a signature required by these Articles need not be manual but may be a mechanical or Electronic Signature.

Validity of execution

26.6	If a document is duly executed and delivered by or on behalf of the Company, it shall not be regarded as invalid merely because, at the date of the delivery, the Secretary, or the Director, or other Officer or person who signed the document or affixed the seal for and on behalf of the Company ceased to be the Secretary or hold that office and authority on behalf of the Company.

27	Indemnity

27.1	To the extent permitted by law, the Company shall indemnify each existing or former Director (including alternate Director), Secretary and other Officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former Director (including alternate Director), Secretary or Officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former Director’s (including alternate Director’s), Secretary’s or Officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former Director (including alternate Director), Secretary or Officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former Director (including alternate Director), Secretary or Officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

27.2	To the extent permitted by Act, the Company may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former Director (including alternate Director), Secretary or Officer of the Company in respect of any matter identified in Article 27.1 on condition that the Director (including alternate Director), Secretary or Officer must repay the amount paid by the Company to the extent that it is ultimately found not liable to indemnify the Director (including alternate Director), Secretary or that Officer for those legal costs.

Release

27.3	To the extent permitted by Act, the Company may by Special Resolution release any existing or former Director (including alternate Director), Secretary or other Officer of the Company from liability for any loss or damage or right to compensation which may arise out of or in connection with the execution or discharge of the duties, powers, authorities or discretions of his office; but there may be no release from liability arising out of or in connection with that person’s own dishonesty.

Insurance

27.4	To the extent permitted by Act, the Company may pay, or agree to pay, a premium in respect of a contract insuring each of the following persons against risks determined by the Directors, other than liability arising out of that person’s own dishonesty:

(a)	an existing or former Director (including alternate Director), Secretary or Officer or auditor of:

(i)	the Company;

(ii)	a company which is or was a subsidiary of the Company;

(iii)	a company in which the Company has or had an interest (whether direct or indirect); and

(b)	a trustee of an employee or retirement benefits scheme or other trust in which any of the persons referred to in paragraph (a) is or was interested.

28	Notices

Form of notices

28.1	Save where these Articles provide otherwise, and subject to the Designated Stock Exchange Rules (to the extent applicable), any notice to be given to or by any person pursuant to these Articles shall be:

(a)	in writing signed by or on behalf of the giver in the manner set out below for written notices; or

(b)	subject to the next Article, in an Electronic Record signed by or on behalf of the giver by Electronic Signature and authenticated in accordance with Articles about authentication of Electronic Records; or

(c)	where these Articles expressly permit, by the Company by means of a website.

Electronic communications

28.2	A notice may only be given to the Company in an Electronic Record if:

(a)	the Directors so resolve;

(b)	the resolution states how an Electronic Record may be given and, if applicable, specifies an email address for the Company; and

(c)	the terms of that resolution are notified to the Members for the time being and, if applicable, to those Directors who were absent from the meeting at which the resolution was passed.

If the resolution is revoked or varied, the revocation or variation shall only become effective when its terms have been similarly notified.

28.3	A notice may not be given by Electronic Record to a person other than the Company unless the recipient has notified the giver of an Electronic address to which notice may be sent.

28.4	Subject to the Act, (to the extent applicable) the Designated Stock Exchange Rules and to any other rules which the Company is bound to follow, the Company may also send any notice or other document pursuant to these Articles to a Member by publishing that notice or other document on a website where:

(a)	the Company and the Member have agreed to his having access to the notice or document on a website (instead of it being sent to him);

(b)	the notice or document is one to which that agreement applies;

(c)	the Member is notified (in accordance with any requirements laid down by the Act and, in a manner for the time being agreed between him and the Company for the purpose) of:

(i)	the publication of the notice or document on a website;

(ii)	the address of that website; and

(iii)	the place on that website where the notice or document may be accessed, and how it may be accessed; and

(d)	the notice or document is published on that website throughout the publication period, provided that, if the notice or document is published on that website for a part, but not all of, the publication period, the notice or document shall be treated as being published throughout that period if the failure to publish that notice of document throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid. For the purposes of this Article 28.4 “publication period” means a period of not less than twenty-one days, beginning on the day on which the notification referred to in Article 28.4(c) is deemed sent.

Persons entitled to notices

28.5	For so long as the Shares are listed on a Designated Stock Exchange, any notice or other document to be given to a Member may be given by reference to the register of Members as it stands at any time within the period of twenty-one days before the day that the notice is given or (where and as applicable) within any other period permitted by, or in accordance with the requirements of, (to the extent applicable) the Designated Stock Exchange Rules and/or the Designated Stock Exchanges. No change in the register of Members after that time shall invalidate the giving of such notice or document or require the Company to give such item to any other person.

Persons authorised to give notices

28.6	A notice by either the Company or a Member pursuant to these Articles may be given on behalf of the Company or a Member by a Director or company secretary of the Company or a Member.

Delivery of written notices

28.7	Save where these Articles provide otherwise, a notice in writing may be given personally to the recipient, or left at (as appropriate) the Member’s or Director’s registered address or the Company’s registered office, or posted to that registered address or registered office.

Joint holders

28.8	Where Members are joint holders of a Share, all notices shall be given to the Member whose name first appears in the register of Members.

Signatures

28.9	A written notice shall be signed when it is autographed by or on behalf of the giver, or is marked in such a way as to indicate its execution or adoption by the giver.

28.10	An Electronic Record may be signed by an Electronic Signature.

Evidence of transmission

28.11	A notice given by Electronic Record shall be deemed sent if an Electronic Record is kept demonstrating the time, date and content of the transmission, and if no notification of failure to transmit is received by the giver.

28.12	A notice given in writing shall be deemed sent if the giver can provide proof that the envelope containing the notice was properly addressed, pre-paid and posted, or that the written notice was otherwise properly transmitted to the recipient.

28.13	A Member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of Shares shall be deemed to have received due notice of the meeting and, where requisite, of the purposes for which it was called.

Giving notice to a deceased or bankrupt Member

28.14	A notice may be given by the Company to the persons entitled to a Share in consequence of the death or bankruptcy of a Member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a Member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description, at the address, if any, supplied for that purpose by the persons claiming to be so entitled.

28.15	Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

Date of giving notices

28.16	A notice is given on the date identified in the following table

Method for giving notices	When taken to be given
(A) Personally	At the time and date of delivery
(B) By leaving it at the Member’s registered address	At the time and date it was left
(C) By posting it by prepaid post to the street or postal address of that recipient	48 hours after the date it was posted
(D) By Electronic Record (other than publication on a website), to recipient’s Electronic address	48 hours after the date it was sent
(E) By publication on a website	24 hours after the date on which the Member is deemed to have been notified of the publication of the notice or document on the website

Saving provision

28.17	None of the preceding notice provisions shall derogate from the Articles about the delivery of written resolutions of Directors and written resolutions of Members.

29	Authentication of Electronic Records

Application of Articles

29.1	Without limitation to any other provision of these Articles, any notice, written resolution or other document under these Articles that is sent by Electronic means by a Member, or by the Secretary, or by a Director or other Officer of the Company, shall be deemed to be authentic if either Article 29.2 or Article 29.4 applies.

Authentication of documents sent by Members by Electronic means

29.2	An Electronic Record of a notice, written resolution or other document sent by Electronic means by or on behalf of one or more Members shall be deemed to be authentic if the following conditions are satisfied:

(a)	the Member or each Member, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by one or more of those Members; and

(b)	the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, that Member to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 29.7 does not apply.

29.3	For example, where a sole Member signs a resolution and sends the Electronic Record of the original resolution, or causes it to be sent, by facsimile transmission to the address in these Articles specified for that purpose, the facsimile copy shall be deemed to be the written resolution of that Member unless Article 28.7 applies.

Authentication of document sent by the Secretary or Officers of the Company by Electronic means

29.4	An Electronic Record of a notice, written resolution or other document sent by or on behalf of the Secretary or an Officer or Officers of the Company shall be deemed to be authentic if the following conditions are satisfied:

(a)	the Secretary or the Officer or each Officer, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by the Secretary or one or more of those Officers; and

(b)	the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, the Secretary or that Officer to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)	Article 29.7 does not apply.

This Article 29.4 applies whether the document is sent by or on behalf of the Secretary or Officer in his own right or as a representative of the Company.

29.5	For example, where a sole Director signs a resolution and scans the resolution, or causes it to be scanned, as a PDF version which is attached to an email sent to the address in these Articles specified for that purpose, the PDF version shall be deemed to be the written resolution of that Director unless Article 29.7 applies.

Manner of signing

29.6	For the purposes of these Articles about the authentication of Electronic Records, a document will be taken to be signed if it is signed manually or in any other manner permitted by these Articles.

Saving provision

29.7	A notice, written resolution or other document under these Articles will not be deemed to be authentic if the recipient, acting reasonably:

(a)	believes that the signature of the signatory has been altered after the signatory had signed the original document; or

(b)	believes that the original document, or the Electronic Record of it, was altered, without the approval of the signatory, after the signatory signed the original document; or

(c)	otherwise doubts the authenticity of the Electronic Record of the document and the recipient promptly gives notice to the sender setting the grounds of its objection. If the recipient invokes this Article, the sender may seek to establish the authenticity of the Electronic Record in any way the sender thinks fit.

30	Transfer by way of continuation

30.1	The Company may, by Special Resolution, resolve to be registered by way of continuation in a jurisdiction outside:

(a)	the Cayman Islands; or

(b)	such other jurisdiction in which it is, for the time being, incorporated, registered or existing.

30.2	To give effect to any resolution made pursuant to the preceding Article, the Directors may cause the following:

(a)	an application be made to the Registrar of Companies of the Cayman Islands to deregister the Company in the Cayman Islands or in the other jurisdiction in which it is for the time being incorporated, registered or existing; and

(b)	all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

31	Winding up

Distribution of assets in specie

31.1	If the Company is wound up the Members may, subject to these Articles and any other sanction required by the Act, pass a Special Resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the Members the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the Members or different classes of Members; and/or

(b)	to vest the whole or any part of the assets in trustees for the benefit of Members and those liable to contribute to the winding up.

No obligation to accept liability

31.2	No Member shall be compelled to accept any assets if an obligation attaches to them.

31.3	The Directors are authorised to present a winding up petition.

31.4	The Directors have the authority to present a petition for the winding up of the Company to the Grand Court of the Cayman Islands on behalf of the Company without the sanction of a resolution passed at a general meeting.

32	Amendment of Memorandum and Articles

Power to change name or amend Memorandum

32.1	Subject to the Act, the Company may, by Special Resolution:

(a)	change its name; or

(b)	change the provisions of its Memorandum with respect to its objects, powers or any other matter specified in the Memorandum.

Power to amend these Articles

32.2	Subject to the Act and as provided in these Articles, the Company may, by Special Resolution, amend these Articles in whole or in part.

ANNEX B

MEGA MATRIX INC. 2025 EQUITY INCENTIVE PLAN

MEGA MATRIX INC.
2025 EQUITY INCENTIVE PLAN

1. Purposes of the Plan. The purposes of this Mega Matrix Inc. 2025 Equity Incentive Plan (“Plan”) are:

●	to attract and retain the best available personnel for positions of substantial responsibility,

●	to provide additional incentive to Employees, Directors and Consultants, and

●	to promote the success of the Company’s business.

The Plan permits the grant of Incentive Stock Options, Nonstatutory Share Options, Restricted Shares, Share Appreciation Rights, Restricted Shares, Restricted Share Units, Performance Units, Performance Shares, and Other Share Based Awards.

2. Definitions. As used herein, the following definitions will apply:

(a) “Administrator” means the Board or the Committee appointed by the Board to administer the Plan, in accordance with Section 4 of the Plan.

(b) “Applicable Laws” means the legal requirements relating to the Plan and the Awards under applicable provisions of the corporate, securities, tax and other laws, rules, regulations and government orders, and the rules of any applicable stock exchange or national market system, of any jurisdiction applicable to Awards granted to residents therein.

(c) “Award” means, individually or collectively, a grant under the Plan of Options, SARs, Restricted Shares, Restricted Share Units, Performance Units, Performance Shares or Other Share Based Awards.

(d) “Award Agreement” means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan. Each Award Agreement entered into hereunder shall be subject to the terms and conditions of the Plan.

(e) “Awarded Shares” means the Ordinary Shares subject to an Award.

(f) “Board” means the Board of Directors of the Company, from time to time.

(g) “Change in Control” means the occurrence of any of the following events:

(i) An acquisition (whether directly from the Company or otherwise) of any voting securities of the Company by any “person” (as such term is used in Section 13(d) or 14(d) of the Exchange Act), immediately after which such person becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total voting power represented by the Company’s then issued and outstanding voting securities;

(ii) The consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets;

(iii) A change in the composition of the Board occurring within a two-year period, as a result of which fewer than a majority of the directors are Incumbent Directors. “Incumbent Directors” means directors who either (A) are Directors as of the effective date of the Plan, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but will not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company); or

(iv) The consummation of a merger or consolidation of the Company with any other company or corporation, other than a merger or consolidation which would result in the voting securities of the Company issued and outstanding immediately prior thereto continuing to represent (either by remaining issued and outstanding or by being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent issued and outstanding immediately after such merger or consolidation.

(h) “Code” means the Internal Revenue Code of 1986, as amended, and the rulings issued and regulations promulgated thereunder. Any reference to a section of the Code herein will be a reference to any successor or amended section of the Code.

(i) “Committee” means the compensation committee of the Board, or such other committee of at least two persons as the Board shall designate.

(j) “Company” means Mega Matrix Inc., an exempted company incorporated under the laws of the Cayman Islands, or any successor thereto.

(k) “Consultant” means any consultant or adviser if: (a) the consultant or adviser renders bona fide services to the Company or a Parent or Subsidiary; (b) the services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities; and (c) the consultant or adviser is a natural person who has contracted directly with the Company or a Parent or Subsidiary.

(l) “Director” means a director of the Company.

(m) “Disability” means a total and permanent disability incurred by a Participant whereby the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, provided that in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

(n) “Dividend Equivalent” means a credit, made at the discretion of the Administrator, for the account of a Participant in an amount equal to the value of dividends paid on one Share for each Share represented by an Award held by such Participant.

(o) “Employee” means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

(p) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(q) “Fair Market Value” means, as of any date, the value of the Ordinary Shares determined as follows:

(i) If the Ordinary Shares are listed on any established stock exchange or a national market system, including without limitation, the NASDAQ, its Fair Market Value will be the closing sales price for such shares (or the closing bid, if no sales were reported) as quoted on such exchange or system for the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii) If the Ordinary Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Ordinary Shares for the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Ordinary Shares, the Fair Market Value will be determined in good faith by the Administrator by such other methodology as the Administrator determines in good faith to be reasonable and in accordance with Section 409A of the Code.

(r) “Fiscal Year” means the fiscal year of the Company.

(s) “Incentive Stock Option” means an Option intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code and otherwise meets the requirements set forth in the Plan.

(t) “Non-Employee Director” means a member of the Board who qualifies as a “Non-Employee Director” as defined in Rule 16b-3(b)(3) of the Exchange Act, or any successor definition adopted by the Board.

(u) “Nonstatutory Share Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

(v) “Ordinary Shares” means Class A ordinary shares of the Company, par value US$0.001, and any shares or other securities into which such ordinary shares may be substituted, converted or into which they may be exchanged.

(w) “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(x) “Option” means a share option granted pursuant to the Plan.

(y) “Other Share Based Awards” means any other awards not specifically described in the Plan that are valued in whole or in part by reference to, or are otherwise based on, Ordinary Shares and are created by the Administrator pursuant to Section 12.

(z) “Outside Director” means a Director who is not an Employee.

(aa) “Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Section 424(e) of the Code.

(bb) “Participant” means the holder of an outstanding Award granted under the Plan.

(cc) “Performance Share” means an Award granted to a Service Provider pursuant to Section 10 of the Plan.

(dd) “Performance Unit” means an Award granted to a Service Provider pursuant to Section 10 of the Plan.

(ee) “Period of Restriction” means the period during which the transfer of Restricted Shares is subject to restrictions and a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

(ff) “Plan” means this 2025 Equity Incentive Plan, as amended from time to time.

(gg) “Restricted Shares” means Ordinary Shares issued pursuant to an Award under Section 8 or issued pursuant to the early exercise of an Option.

(hh) “Restricted Share Unit” means an unfunded and unsecured promise to issue Ordinary Shares, cash, other securities or other property, subject to certain restrictions (including, without limitation, a Period of Restriction requiring that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 11 of the Plan.

(ii) “Rule 16b-3” means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(jj) “Section 16(b)” means Section 16(b) of the Exchange Act.

(kk) “Service Provider” means an Employee, Director or Consultant.

(ll) “Share” means an Ordinary Share, as adjusted in accordance with Section 15 of the Plan.

(mm) “Share Appreciation Right” or “SAR” means an Award that, pursuant to Section 9 of the Plan, is designated as an SAR and which meets all of the requirements of Section 1.409A-1(b)(5)(i)(B) of the Treasury Regulations.

(nn) “Subsidiary” means any entities Controlled by the Company, provided, however, for the purpose of Incentive Stock Options, “subsidiary” means a “subsidiary corporation,” whether now or hereafter existing, as defined in Section 424 (f) of the Code. “Control” means, with respect to any entities, the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of an entity whether through the ownership of the voting securities of such entity or by contract or otherwise. For purposes of the Plan, any “variable interest entity” that is consolidated into the consolidated financial statements of the Company under applicable accounting principles or standards as may apply to the consolidated financial statements of the Company shall be deemed a Subsidiary.”

3. Ordinary Shares Subject to the Plan.

(a) Ordinary Shares Subject to the Plan. Subject to the provisions of Sections 3(b) and 15 of the Plan, the maximum aggregate number of Ordinary Shares that may be issued under the Plan shall equal eight million (8,000,000) Ordinary Shares (“Plan Share Limits”); provided that the maximum number of Ordinary Shares that may be issued through Incentive Stock Options under the Plan is set at eight million (8,000,000). The Ordinary Shares subject to the Plan may be authorized, but unissued, or reacquired Ordinary Shares. Ordinary Shares shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash. Upon payment in Ordinary Shares pursuant to the exercise or settlement of an Award, the number of Ordinary Shares available for issuance under the Plan shall be reduced only by the number of Ordinary Shares actually issued in such payment. The allotment and issuance of Shares pursuant to the terms of this Plan following the exercise of an Award shall be subject to the Company’s Memorandum and Articles of Association, as amended and in effect from time to time.

(b) Annual Increase in Available Ordinary Shares. On the first day of each calendar year during the term of the Plan, commencing on January 1, 2026, and continuing until (and including) January 1, 2035, the number of Ordinary Shares available under the Plan Share Limits shall automatically increase by a number equal to the lesser of (i) ten percent (10%) of the total number of Ordinary Shares issued and outstanding on December 31 of the calendar year immediately preceding the date of such increase, and (ii) a number of Ordinary Shares determined by the Board.

(c) Lapsed Awards. If any outstanding Award expires or is terminated or canceled without having been exercised or settled in full, or if the Ordinary Shares acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company, the Ordinary Shares allocable to the terminated portion of such Award or such forfeited or repurchased Ordinary Shares shall again be available for grant under the Plan.

(d)  Share Certificates.

(i) Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing the Shares pursuant to the exercise of any Award, unless and until the Committee has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all Applicable Laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the Shares are listed or traded. All Share certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with all Applicable Laws, and the rules of any national securities exchange or automated quotation system on which the Shares are listed, quoted, or traded. The Committee may place legends on any Share certificate to reference restrictions applicable to the Shares. In addition to the terms and conditions provided herein, the Committee may require that a Participant make such reasonable covenants, agreements, and representations as the Committee, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Committee.

(ii) Notwithstanding anything herein to the contrary, unless otherwise determined by the Committee or required by Applicable Laws, the Company shall not deliver to any Participant certificates evidencing Shares issued in connection with any Award and instead such Shares shall be recorded on the register of members of the Company.

(e) Share Reserve. The Company, during the term of the Plan, shall at all times keep available such number of Ordinary Shares authorized for issuance as will be sufficient to satisfy the requirements of the Plan.

(f) Annual Non-Employee Director Compensation Limitation. Notwithstanding anything to the contrary contained herein, in no event will any individual Director who is not an Employee in any Fiscal Year be granted compensation for service having an aggregate maximum value (computed as of the date of grant in accordance with applicable financial accounting rules) exceeding $1,000,000.

4. Administration of the Plan.

(a) Procedure.

(i) Administrative Bodies. The Board or the Committee shall administer the Plan.

(ii) Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.

(iii) Other Administration. Other than as provided above, the Plan will be administered by (A) the Board or (B) a Committee, which committee will be constituted to satisfy Applicable Laws.

(iv) Delegation of Authority for Day-to-Day Administration. The Administrator may, by resolution, expressly delegate to a special committee, consisting of one (1) or more directors who may but need not be Officers, the authority, within specified parameters as to the number and types of Awards, (A) to designate Officers and/or Employees of the Company or any of its Subsidiaries to be recipients of Awards under the Plan, and (B) to determine the number of such Awards to be received by any such Participants; provided, however, that such delegation of duties and responsibilities may not be made with respect to grants of Awards to persons subject to Section 16(b). The acts of such delegates shall be treated as acts of the Administrator, and such delegates shall report regularly to the Administrator regarding the delegated duties and responsibilities and any Awards granted.

(b) Powers of the Administrator. Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator will have the authority, in its discretion and subject to the requirements of Applicable Laws:

(i) to determine the Fair Market Value;

(ii) to select the Service Providers to whom Awards may be granted hereunder;

(iii) to determine the number of the Ordinary Shares to be covered by each Award granted hereunder;

(iv) to approve forms of agreement for use under the Plan;

(v) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting, acceleration or waiver of forfeiture or repurchase restrictions, and any restriction or limitation regarding any Award or the Ordinary Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, will determine;

(vi) to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

(vii) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws and/or qualifying for preferred tax treatment under applicable foreign tax laws;

(viii) to modify or amend each Award (subject to Section 18(c) of the Plan), including (A) the discretionary authority to extend the post-termination exercisability period of Awards longer than is otherwise provided for in the Plan and (B) accelerate the satisfaction of any vesting criteria or waiver of forfeiture or repurchase restrictions;

(ix) to allow Participants to satisfy withholding tax obligations by electing to have the Company withhold from the Ordinary Shares or cash to be issued upon exercise or vesting of an Award that number of the Ordinary Shares or cash having a Fair Market Value equal to the maximum amount required to be withheld. The Fair Market Value of any Ordinary Shares to be withheld will be determined on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Ordinary Shares or cash withheld for this purpose will be made in such form and under such conditions as the Administrator may deem necessary or advisable;

(x) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator, to allow a Participant to defer the receipt of the payment of cash or the issue of the Ordinary Shares that would otherwise be due to such Participant under an Award;

(xi) to determine whether Awards will be settled in Ordinary Shares, cash or in any combination thereof;

(xii) to determine whether Awards will be adjusted for Dividend Equivalents;

(xiii) to create Other Share Based Awards for issuance under the Plan;

(xiv) to establish a program whereby Service Providers designated by the Administrator can reduce compensation otherwise payable in cash in exchange for Awards under the Plan;

(xv) to impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by the Participant of any Ordinary Shares issued as a result of or under an Award, including without limitation, restrictions under an insider trading policy, and

(xvi) to make all other determinations deemed necessary or advisable for administering the Plan.

(c) Effect of Administrator’s Decision. The Administrator’s decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards.

(d) Notwithstanding anything to the contrary contained in the Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer the Plan with respect to such Awards. In any such case, the Board shall have all the authority granted to the Administrator under the Plan

5. Eligibility. Nonstatutory Share Options, Restricted Shares, Share Appreciation Rights, Performance Units, Performance Shares, Restricted Share Units and Other Share Based Awards may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6. Limitations.

(a) ISO $100,000 Rule. Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Share Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Ordinary Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options will be treated as Nonstatutory Share Options. For purposes of this Section 6(a), Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Ordinary Shares will be determined as of the time the Option with respect to such Ordinary Shares is granted.

(b) No Rights as a Service Provider. Neither the Plan nor any Award shall confer upon a Participant any right with respect to continuing his or her relationship as a Service Provider, nor shall they interfere in any way with the right of the Participant or the right of the Company or its Parent or Subsidiaries to terminate such relationship at any time, with or without cause.

7. Share Options.

(a) Number and Term of Option. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Options under the Plan. The Administrator will have complete discretion to determine the number of Options granted to any Service Provider. The term of each Option will be stated in the Award Agreement. In the case of an Incentive Stock Option, the term will be ten (10) years from the date of grant or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns shares representing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option will be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

(b) Option Exercise Price and Consideration.

(i) Exercise Price. The per share exercise price for the Ordinary Shares to be issued pursuant to exercise of an Option will be determined by the Administrator, subject to the following:

(1) In the case of an Incentive Stock Option

(A) granted to an Employee who, at the time the Incentive Stock Option is granted, owns shares representing more than ten percent (10%) of the total combined voting power of all shares of the Company or any Parent or Subsidiary, the per share exercise price will be no less than one hundred ten percent (110%) of the Fair Market Value per Ordinary Share on the date of grant.

(B) granted to any Employee other than an Employee described in paragraph (A) immediately above, the per share exercise price will be no less than one hundred percent (100%) of the Fair Market Value per Ordinary Share on the date of grant.

(2) In the case of a Nonstatutory Share Option, the per share exercise price will be determined by the Administrator, provided that such per share exercise price will be no less than one hundred percent (100%) of the Fair Market Value per Ordinary Share on the date of grant.

(ii) Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised. The Administrator, in its sole discretion, may accelerate the satisfaction of such conditions at any time.

(c) Form of Consideration. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator shall determine the acceptable form of consideration at the time of grant. Such consideration, to the extent permitted by Applicable Laws, may consist entirely of:

(i) cash;

(ii) check, subject to collection;

(iii) promissory note;

(iv) other Ordinary Shares which meet the conditions established by the Administrator to avoid adverse accounting consequences (as determined by the Administrator);

(v) consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan;

(vi) a reduction in the amount of any Company liability to the Participant;

(vii) any combination of the foregoing methods of payment; or

(viii) such other consideration and method of payment for the issuance of Ordinary Shares to the extent approved by the Board and permitted by Applicable Laws.

(d) Exercise of Option.

(i) Procedure for Exercise; Rights as a Shareholder. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of an Ordinary Share.

An Option will be deemed exercised when the Company receives: (x) written or electronic notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Option, and (y) full payment for the Ordinary Shares with respect to which the Option is exercised (including provision for any applicable tax withholding). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Ordinary Shares issued upon exercise of an Option will be issued in the name of the Participant. Until the Ordinary Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder will exist with respect to the Awarded Shares, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Ordinary Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Ordinary Shares are issued, except as provided in Section 15 of the Plan or the applicable Award Agreement.

Exercising an Option in any manner will decrease the number of Ordinary Shares thereafter available for sale under the Option, by the number of Ordinary Shares as to which the Option is exercised.

(ii) Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon the Participant’s death or Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for three (3) months following the Participant’s termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Ordinary Shares covered by the unvested portion of the Option will be forfeited and will revert to the Plan and again will become available for grant under the Plan. If after termination the Participant does not exercise his or her Option as to all of the vested Ordinary Shares within the time specified by the Administrator, the Option will be forfeited and will revert to the Plan and again will become available for grant under the Plan.

(iii) Disability of Participant. If a Participant ceases to be a Service Provider as a result of the Participant’s Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following the Participant’s termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Ordinary Shares covered by the unvested portion of the Option will be forfeited and will revert to the Plan and again will become available for grant under the Plan.. If after termination the Participant does not exercise his or her Option as to all of the vested Ordinary Shares within the time specified by the Administrator, the Option will terminate, and the remaining Ordinary Shares covered by such Option will be forfeited and will revert to the Plan and again will become available for grant under the Plan.

(iv) Death of Participant. If a Participant dies while a Service Provider, the Option may be exercised following the Participant’s death within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of death (but in no event may the Option be exercised later than the expiration of the term of such Option as set forth in the Award Agreement), by the Participant’s designated beneficiary, provided such beneficiary has been designated prior to the Participant’s death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant’s estate or by the persons to whom the Option is transferred pursuant to the Participant’s will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following the Participant’s death. Unless otherwise provided by the Administrator, if at the time of death the Participant is not vested as to his or her entire Option, the Ordinary Shares covered by the unvested portion of the Option will be forfeited and will revert to the Plan and again will become available for grant under the Plan. If the Option is not exercised as to all of the vested Ordinary Shares within the time specified by the Administrator, the Option will terminate, and the remaining Ordinary Shares covered by such Option will be forfeited and will revert to the Plan and again will become available for grant under the Plan.

8. Restricted Shares.

(a) Grant of Restricted Shares. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Restricted Shares to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

(b) Restricted Share Agreement. Each Award of Restricted Shares will be evidenced by an Award Agreement that will specify the Period of Restriction and the applicable restrictions, the number of Ordinary Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Unless the Administrator determines otherwise, Restricted Shares will be held by the Company as escrow agent until the restrictions on such Restricted Shares have lapsed.

(c) Transferability. Except as provided in this Section 8, Restricted Shares may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

(d) Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Restricted Shares as it may deem advisable or appropriate.

(e) Removal of Restrictions. Except as otherwise provided in this Section 8, Restricted Shares covered by each Restricted Shares grant made under the Plan will be released from escrow as soon as practicable after the last day of the Period of Restriction. The Board, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

(f) Voting Rights. During the Period of Restriction, Service Providers holding Restricted Shares granted hereunder may exercise the voting rights applicable to those Restricted Shares, unless the applicable Award Agreement provides otherwise.

(g) Dividends and Other Distributions. During the Period of Restriction, Service Providers holding Restricted Shares will be entitled to receive all dividends and other distributions paid with respect to such Restricted Shares unless otherwise provided in the Award Agreement; provided that any such dividends and other distributions will be subject to the same restrictions and risk of forfeiture as the Restricted Shares. If any such dividends or distributions are paid in Ordinary Shares, the Ordinary Shares will be subject to the same restrictions on transferability and forfeitability as the Restricted Shares with respect to which they were paid.

(h) Return of Restricted Shares to Company. On the date set forth in the Award Agreement, the Restricted Shares for which the Period of Restriction has not lapsed will be forfeited and will revert to the Company and again will become available for grant under the Plan.

9. Share Appreciation Rights.

(a) Grant of SARs. Subject to the terms and conditions of the Plan, an SAR may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

(b) Number of SARs. Subject to the terms and conditions of the Plan, the Administrator will have complete discretion to determine the number of SARs granted to any Service Provider.

(c) Exercise Price and Other Terms. The Administrator, subject to the provisions of the Plan, will have complete discretion to determine the per-Share exercise price and other terms and conditions of SARs granted under the Plan; provided that such exercise price of each SAR shall not be less than one hundred percent (100%) of the Fair Market Value of an Ordinary Share on the date of grant.

(d) Exercise of SARs. SARs will be exercisable on such terms and conditions as the Administrator, in its sole discretion, will determine. The Administrator, in its sole discretion, may accelerate exercisability at any time.

(e) SAR Agreement. Each SAR grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(f) Expiration of SARs. An SAR granted under the Plan will expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Sections 7(d)(ii), 7(d)(iii) and 7(d)(iv) also will apply to SARs.

(g) Payment of SAR Amount. Upon exercise of an SAR, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:

(i) The difference between the Fair Market Value of an Ordinary Share on the date of exercise over the exercise price; times

(ii) The number of Shares with respect to which the SAR is exercised.

At the discretion of the Administrator, the payment upon SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

10. Performance Units and Performance Shares.

(a) Grant of Performance Units/Shares. Subject to the terms and conditions of the Plan, Performance Units and Performance Shares may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator in its sole discretion. Subject to the terms and conditions of the Plan, the Administrator will have complete discretion in determining the number of Performance Units and Performance Shares granted to each Participant.

(b) Value of Performance Units/Shares. Each Performance Unit will have an initial value that is established by the Administrator on or before the date of grant. Each Performance Share will have an initial value equal to the Fair Market Value of an Ordinary Share on the date of grant.

(c) Performance Objectives and Other Terms. The Administrator will set performance objectives in its discretion which, depending on the extent to which they are met, will determine the number or value of Performance Units/Shares that will be paid out to the Participant. The time period during which the performance objectives must be met will be called the “Performance Period.” Each Award of Performance Units/Shares will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator, in its sole discretion, will determine. The Administrator may set performance objectives based upon the achievement of Company-wide, divisional, or individual goals, applicable securities laws, or any other basis determined by the Administrator in its discretion.

(d) Earning of Performance Units/Shares. After the applicable Performance Period has ended, the holder of Performance Units/Shares will be entitled to receive a payout of the number of Performance Units/Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance objectives have been achieved, as determined by the Administrator in its sole discretion. After the grant of a Performance Unit/Share, the Board, in its sole discretion, may reduce or waive any performance objectives for such Performance Unit/Share.

(e) Form and Timing of Payment of Performance Units/Shares. Payment of earned Performance Units/Shares will be made after the expiration of the applicable Performance Period at the time determined by the Administrator. The Administrator, in its sole discretion, may pay earned Performance Units/Shares in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Performance Units/Shares at the close of the applicable Performance Period) or in a combination of cash and Shares.

(f) Cancellation of Performance Units/Shares. On the date set forth in the Award Agreement, all unearned or unvested Performance Units/Shares will be forfeited to the Company, and again will be available for grant under the Plan.

11. Restricted Share Units. Restricted Share Units shall consist of a Restricted Share, Performance Share or Performance Unit Award that the Administrator, in its sole discretion permits to be paid out in installments or on a deferred basis, in accordance with rules and procedures established by the Administrator, subject to compliance with Section 409A of the Code.

12. Other Share Based Awards. Other Share Based Awards may be granted either alone, in addition to, or in tandem with, other Awards granted under the Plan and/or cash awards made outside of the Plan. The Administrator shall have authority to determine the Service Providers to whom and the time or times at which Other Share Based Awards shall be made, the amount of such Other Share Based Awards, and all other conditions of the Other Share Based Awards including any dividend and/or voting rights.

13. Leaves of Absence. Unless the Administrator provides otherwise, vesting of Awards granted hereunder will be suspended during any unpaid leave of absence and will resume on the date the Participant returns to work on a regular schedule as determined by the Company; provided, however, that no vesting credit will be awarded for the time vesting has been suspended during such leave of absence. A Service Provider will not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, or any Subsidiary. For purposes of Incentive Stock Options, no leave of absence may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then three (3) months following the ninety-first (91st) day of such leave, any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for U.S. federal tax purposes as a Nonstatutory Share Option.

14. Non-Transferability of Awards. Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

15. Adjustments; Dissolution or Liquidation; Change in Control.

(a) Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Ordinary Shares, other securities, or other property), recapitalization, share capitalization, share subdivision, share consolidation, reorganization, merger, consolidation, spin-off, combination, repurchase, or exchange of Ordinary Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Ordinary Shares occurs such that an adjustment is determined by the Administrator (in its sole discretion) to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Administrator shall, in such manner as it may deem equitable, adjust the number and class of Ordinary Shares which may be issued under the Plan, the number, class and price of Ordinary Shares subject to outstanding Awards, and the numerical limits in Section 6. Notwithstanding the preceding, the number of Ordinary Shares subject to any Award always shall be a whole number.

(b) Winding-Up, Liquidation and Dissolution. In the event of the proposed winding up, liquidation and dissolution of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for a Participant to have the right to exercise his or her Award, to the extent applicable, until ten (10) days prior to such transaction as to all of the Awarded Shares covered thereby, including Ordinary Shares as to which the Award would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase Option or forfeiture rights applicable to any Award shall lapse, and that any Award vesting shall accelerate, provided the proposed winding up, liquidation and dissolution n takes place at the time and in the manner contemplated. To the extent it has not been previously vested and, if applicable, exercised, an Award will terminate immediately prior to the consummation of such proposed action.

(c) Change in Control.

(i) Share Options and SARs. In the event of a Change in Control, each outstanding Option and SAR shall be assumed or an equivalent Option or SAR substituted by the acquiring or successor company or corporation or a Parent of the acquiring or successor company or corporation. Unless determined otherwise by the Administrator, in the event that the successor company or corporation refuses to assume or substitute for the Option or SAR, the Participant shall fully vest in and have the right to exercise the Option or SAR as to all of the Awarded Shares, including those as to which it would not otherwise be vested or exercisable; provided, that any Option or SAR for which the exercise price is equal to or less than the consideration offered by the acquiring or successor company or corporation, shall terminate as of the effective date of the Change in Control. If an Option or SAR is not assumed or substituted in the event of a Change in Control, the Administrator shall notify the Participant in writing or electronically that the Option or SAR shall be exercisable, to the extent vested, for a period of up to fifteen (15) days from the date of such notice, and the Option or SAR shall terminate upon the expiration of such period. For the purposes of this paragraph, the Option or SAR shall be considered assumed if, following the Change in Control, the Option or SAR confers the right to purchase or receive, for each Awarded Share subject to the Option or SAR immediately prior to the Change in Control, the consideration (whether shares, cash, or other securities or property) received in the Change in Control by holders of the Ordinary Shares for each Ordinary Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the issued and outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely Ordinary Shares of the acquiring or successor company or corporation or its Parent, the Administrator may, with the consent of the acquiring or successor company or corporation, provide for the consideration to be received upon the exercise of the Option or SAR, for each Awarded Share subject to the Option or SAR, to be solely Ordinary Shares of the acquiring or successor company or corporation or its Parent equal in fair market value to the per share consideration received by holders of Ordinary Shares in the Change in Control. Notwithstanding anything herein to the contrary, an Award that vests, is earned, or is paid out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or the acquiring or successor company or corporation modifies any of such performance goals without the Participant’s consent; provided, however, that a modification to such performance goals only to reflect the acquiring or successor company or corporation’s post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

(ii) Restricted Shares, Performance Shares, Performance Units, Restricted Share Units and Other Share Based Awards. In the event of a Change in Control, each outstanding Award of Restricted Shares, Performance Share, Performance Unit, Restricted Share Unit or Other Share Based Award shall be assumed or an equivalent Restricted Share, Performance Share, Performance Unit, Restricted Share Unit or Other Share Based Award substituted by the acquiring or successor company or corporation or a Parent of the acquiring or successor company or corporation. Unless determined otherwise by the Administrator, in the event that the acquiring or successor company or corporation refuses to assume or substitute for the Award, the Participant shall fully vest in the Award including as to Shares/Units that would not otherwise be vested, all applicable restrictions will lapse, and all performance objectives and other vesting criteria will be deemed achieved at targeted levels. For the purposes of this paragraph, an Award of Restricted Shares, Performance Shares, Performance Units, Other Share Based Awards and Restricted Share Units shall be considered assumed if, following the Change in Control, the award confers the right to purchase or receive, for each Ordinary Share subject to the Award immediately prior to the Change in Control (and if a Restricted Share Unit or Performance Unit, for each Share as determined based on the then current value of the unit), the consideration (whether shares, cash, or other securities or property) received in the Change in Control by holders of the Ordinary Shares for each Ordinary Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Ordinary Shares); provided, however, that if such consideration received in the Change in Control is not solely Ordinary Shares of the successor company or corporation or its Parent, the Administrator may, with the consent of the acquiring or successor company or corporation, provide that the consideration to be received for each Ordinary Share (and if a Restricted Share Unit or Performance Unit, for each Ordinary Share as determined based on the then current value of the unit) be solely Ordinary Shares of the acquiring or successor company or corporation or its Parent equal in fair market value to the per share consideration received by holders of Ordinary Shares in the Change in Control. Notwithstanding anything herein to the contrary, an Award that vests, is earned, or is paid out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or the acquiring or successor company or corporation modifies any of the performance goals without the Participant’s consent; provided, however, that a modification to the performance goals only to reflect the acquiring or successor company or corporation’s post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

(iii) Outside Director Awards. Notwithstanding any provision of Section 15(c)(i) or 15(c)(ii) to the contrary, with respect to Awards granted to an Outside Director that are assumed or substituted for, if on the date of or following the assumption or substitution the Participant’s status as a Director or a director of the acquiring or successor company or corporation, as applicable, is terminated other than upon a voluntary resignation by the Participant, then the Participant shall fully vest in and have the right to exercise his or her Options and Share Appreciation Rights as to all of the Awarded Shares, including those as to which such Awards would not otherwise be vested or exercisable, all restrictions on Restricted Shares and Restricted Share Units, as applicable, will lapse, and, with respect to Performance Shares, Performance Units, and Other Share Based Awards, all performance goals and other vesting criteria will be deemed achieved at target levels and all other terms and conditions met; provided, that any Option or SAR for which the exercise price is equal to or less than the consideration offered by the acquiring or successor company or corporation shall terminate as of the effective date of the Change in Control.

(d) Outstanding Awards – Other Changes. In the event of any other change in the capitalization of the Company or corporate change other than those specifically referred to in this Section 15, the Committee may, in its absolute discretion, make such adjustments in the number and class of shares subject to Awards outstanding on the date on which such change occurs and in the per share grant or exercise price of each Award as the Committee may consider appropriate to prevent dilution or enlargement of rights.

16. Date of Grant. The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such later date as is determined by the Administrator, consistent with applicable laws; provided that with respect to the grant of an Option, such date is determined in a manner consistent with Section 409A of the Code. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

17. Term of Plan. Subject to Section 22 of the Plan, the Plan will become effective pursuant to the resolution adopting the Plan by the Board. It will continue in effect for a term of ten (10) years unless terminated earlier under Section 18 of the Plan.

18. Amendment and Termination of the Plan.

(a) Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

(b) Shareholder Approval. The Company will obtain shareholder approval of any Plan amendment to the extent necessary or, as determined by the Administrator in its sole discretion, desirable to comply with Applicable Laws.

(c) Effect of Amendment or Termination. No amendment, alteration, suspension, or termination of the Plan will impair the rights of any Participant with respect to outstanding Awards, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

19. Conditions Upon Issuance of Ordinary Shares.

(a) Legal Compliance. Ordinary Shares will not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance of such Ordinary Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

(b) Investment Representations. As a condition to the exercise or receipt of an Award, the Company may require the person exercising or receiving such Award to represent and warrant at the time of any such exercise or receipt that the Ordinary Shares are being purchased only for investment and without any present intention to sell or distribute such Ordinary Shares if, in the opinion of counsel for the Company, such a representation is required.

20. Severability. Notwithstanding any contrary provision of the Plan or an Award to the contrary, if any one or more of the provisions (or any part thereof) of this Plan or the Awards shall be held invalid, illegal, or unenforceable in any respect, such provision shall be modified so as to make it valid, legal, and enforceable, and the validity, legality, and enforceability of the remaining provisions (or any part thereof) of the Plan or Award, as applicable, shall not in any way be affected or impaired thereby.

21. Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Ordinary Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Ordinary Shares as to which such requisite authority will not have been obtained.

22. Section 409A. The Plan and all Awards granted hereunder are intended to comply with, or otherwise be exempt from, the requirements of Section 409A of the Code. The Plan and all Awards granted under this Plan shall be administered, interpreted, and construed in a manner consistent with Section 409A of the Code to the extent necessary to avoid the imposition of additional taxes under Section 409A(a)(1)(B) of the Code. Notwithstanding anything in this Plan to the contrary, in no event shall the Administrator exercise its discretion to accelerate the payment or settlement of an Award where such payment or settlement constitutes deferred compensation within the meaning of Section 409A of the Code unless, and solely to the extent that, such accelerated payment or settlement is permissible under Section 1.409A-3(j)(4) of the Treasury Regulations. If a Participant is a “specified employee” (within the meaning of Section 1.409A-1(i) of the Treasury Regulations) at any time during the twelve (12)-month period ending on the date of his or her termination of employment, and any Award hereunder subject to the requirements of Section 409A of the Code is to be satisfied on account of the Participant’s termination of employment, satisfaction of such Award shall be suspended until the date that is six (6) months after the date of such termination of employment.

23. Shareholder Approval. The Plan will be subject to approval by the shareholders of the Company within twelve (12) months after the date the Plan is adopted. Such shareholder approval will be obtained in the manner and to the degree required under Applicable Laws.

24. Interpretation. In this Plan:

(a) any forfeiture of Shares described herein will take effect as a surrender of shares for no consideration of such Shares as a matter of Cayman Islands law;

(b) any share dividends described herein will take effect as share capitalizations as a matter of Cayman Islands law;

(c) any share splits described herein will take effect as share sub-divisions as a matter of Cayman Islands law;

(d) the allotment and issuance of Shares pursuant to the terms of this Plan following the exercise of an Option or Award shall be subject to the Memorandum and Articles of Association of the Company, as amended and in effect from time to time; and

(e) as a matter of Cayman Islands law, Shares shall not in fact be legally issued, transferred, redeemed, repurchased or forfeited until the time at which the appropriate entries are made in the Register of Members of the Company (the Register of Members being prima facie evidence of legal title to shares).

25. Choice of Law. The Plan will be governed by and construed in accordance with the laws of the State of California without regard to principles of conflicts of laws.

As approved by the Board of the Company on August 4, 2025.

As approved by the shareholders of the Company on _____, 2025.